Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

by and among

Fortune Solar Holdings Limited (福清阳控股有限公司),

Red Viburnum Company Limited (紫阳红有限公司),

and

Trina Solar Limited

Dated as of August 1, 2016

i

ii

iii

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 1, 2016 by and among Fortune Solar Holdings Limited (福清阳控股有限公司), an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”), Red Viburnum Company Limited (紫阳红有限公司), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”), and Trina Solar Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”).

W I T N E S S E T H:

WHEREAS, it is proposed that Merger Sub will merge with and into the Company in accordance with the Cayman Islands Companies Law (as amended) (the “Cayman Companies Law”) and the terms and conditions of this Agreement (the “Merger”) with the Company surviving the Merger and becoming a wholly-owned, direct subsidiary of Parent;

WHEREAS, the board of directors of the Company (the “Company Board”) has established a special committee of the Company Board (the “Special Committee”) to, among other things, review, evaluate, negotiate, recommend or not recommend any offer by Parent and Merger Sub to acquire securities of the Company;

WHEREAS, the Special Committee has unanimously recommended that the Company Board approve this Agreement, the Plan of Merger related to this Agreement substantially in the form attached hereto as Exhibit A (the “Plan of Merger”), the Merger and the other transactions contemplated hereby;

WHEREAS, the Company Board (acting upon the unanimous recommendation of the Special Committee) has (i) approved this Agreement and the Plan of Merger and approved the execution and delivery by the Company of this Agreement and (in the case of Merger Sub) the Plan of Merger, the performance by the Company of its covenants and agreements contained herein and therein and the consummation of the transactions contemplated hereby and thereby (including the Merger) in accordance with the Cayman Companies Law upon the terms and subject to the conditions contained herein and therein (ii) resolved to recommend that the Company Shareholders authorize and approve this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby (including the Merger) in accordance with the Cayman Companies Law;

WHEREAS, the board of directors of Parent and the board of directors of Merger Sub have (i) approved this Agreement and the Plan of Merger and approved the execution and delivery by Parent and Merger Sub, respectively, of this Agreement and (in the case of Merger Sub) the Plan of Merger, the performance by Parent and Merger Sub, respectively, of their respective covenants and agreements contained herein and the consummation of the transactions contemplated hereby and thereby (including the Merger) in accordance with the Cayman Companies Law upon the terms and subject to the conditions contained herein and therein (ii) resolved to recommend that the holders of their shares authorize and approve this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby (including the Merger) in accordance with the Cayman Companies Law;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, (i) the Guarantors has entered into a limited guarantee, dated as of the date hereof (the “Limited Guarantee”), in favor of the Designated Company Recipient (as defined below) with respect to the payment obligations of Parent arising under, or in connection with, this Agreement and (ii) the Rollover Securityholder has entered into a support agreement, dated as of the date hereof, among such Rollover Securityholder, Parent and the Company (the “Support Agreement”), pursuant to which the Rollover Securityholder agrees, among other things and subject to the terms and conditions set forth therein, to (i) cancel the Company Securities as set forth in the Support Agreement owned by the Rollover Securityholder (the “Rollover Securities”) and subscribe for newly issued shares in Parent prior to the Effective Time and (ii) vote the Rollover Securities to the extent they are entitled to be voted in favor of this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby (including the Merger); and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and the transactions contemplated hereby to prescribe certain conditions with respect to the consummation of the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
DEFINITIONS & INTERPRETATIONS

Section 1.1                                    Certain Definitions.  For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“3.5% Notes” shall mean the Company’s 3.5% Convertible Senior Notes due June 15, 2019 that were issued pursuant to the 3.5% Notes Indenture.

“3.5% Notes Indenture” shall mean that certain indenture, dated June 11, 2014, by and between the Company and Wilmington Trust, National Association, as trustee.

“3.5% Fundamental Change Repurchase Date” shall mean the Fundamental Change Repurchase Date as defined in the 3.5% Notes Indenture.

“4.0% Notes” shall mean the Company’s 4.0% Convertible Senior Notes due October 15, 2019 that were issued pursuant to the 4.0% Notes Indenture.

“4.0% Notes Indenture” shall mean that certain indenture, dated October 6, 2014, by and between the Company and Wilmington Trust, National Association, as trustee.

“4.0% Fundamental Change Repurchase Date” shall mean the Fundamental Change Repurchase Date as defined in the 4.0% Notes Indenture.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than twenty percent (20%) of the Company Shares (including Company Shares represented by ADSs) outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than twenty percent (20%) of the Company Shares (including Company Shares represented by ADSs) outstanding as of the consummation of such tender or exchange offer; or (ii) a sale, transfer, acquisition or disposition of more than twenty percent (20%) of the consolidated assets of the Company and its Subsidiaries taken as a whole (measured by the fair market value thereof).

“ADSs” shall mean the Company’s American depositary shares, each of which represents fifty (50) Company Shares.

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.  For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Applicable Anti-bribery Law” means Laws relating to anti-bribery or anticorruption (governmental or commercial), which apply to the business and dealings of the Company or any of its Subsidiaries, including the United States Foreign Corrupt Practices Act of 1977 and the PRC Law on Anti-Unfair Competition adopted on September 2, 1993, the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, jurisdiction, in each case as amended from time to time.

“Business Day” shall mean any day, other than a: (i) day which is a Saturday or Sunday; (ii) day which is a legal holiday under the Laws of the State of New York, the Cayman Islands, Hong Kong or the PRC; or (iii) day on which banking institutions located in the State of New York, the Cayman Islands, Hong Kong or the PRC are authorized or required by Law or Order to close.

“Buyer Group Contracts” shall mean (i) the consortium agreement, dated on or about the date hereof, by and among Jifan Gao, Great Zhongou Asset Management (Shanghai) Co., Ltd., Shanghai Xingsheng Equity Investment & Management Co., Ltd., Shanghai Xingjing Investment Management Co., Ltd. and Liuan Xinshi Asset Management Co., Ltd., (ii) the Support Agreement and (iii) a certain shareholders agreement to be entered into by and among Jifan Gao, Great Zhongou Asset Management (Shanghai) Co., Ltd., Shanghai Xingsheng Equity Investment & Management Co., Ltd, Shanghai Xingjing Investment Management Co., Ltd., Liuan Xinshi Asset Management Co., Ltd. and other members of the buyer group (if any).

“Company Balance Sheet” shall mean the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2015.

“Company Balance Sheet Date” shall mean December 31, 2015.

“Company Convertible Notes” shall mean the 3.5% Notes and the 4.0% Notes.

“Company Material Adverse Effect” shall mean any change, effect, event or development (each a “Change”, and collectively, “Changes”) that has, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or would prevent or materially delay consummation of the Transactions by the Company; provided that no Change (by itself or when aggregated or taken together with any and all other Changes) directly or indirectly resulting from, relating to or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” or be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i)                                     general economic conditions (or changes in such conditions) in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business, or conditions in the global economy generally;

(ii)                                  conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business, including (A) changes in interest rates and changes in exchange rates for the currencies of any countries and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market;

(iii)                               conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;

(iv)                              political conditions (or changes in such conditions) in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business;

(v)                                 earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States, the PRC or any other country or region in the world in which the Company or any of its Subsidiaries operates or conducts business;

(vi)                              changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof) used by the Company or any of its Subsidiaries;

(vii)                           the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including (A) the identity of, or any facts or circumstances relating to, Parent or the Guarantors, (B) the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries, including with employees, customers, suppliers, distributors or partners;

(viii)                        any actions taken or failure to take action, in each case, by Parent or any of its Affiliates, or to which Parent has approved, consented to or requested; or the taking of any action required or contemplated by, this Agreement; or the failure to take any action prohibited by this Agreement;

(ix)                              changes in the Company’s stock price or the trading volume of the Company’s stock, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecast of its revenues, earnings or other financial performance or results of operations;

(x)                                 any Legal Proceedings made or brought by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) against the Company or any other legal proceedings arising out of the Merger or in connection with any other transactions contemplated by this Agreement; and

(xi)                              any matters set forth in the Company Disclosure Letter;

except to the extent such effects directly or indirectly resulting from, arising out of, attributable to or related to the matters described in clauses (i) through (vi) above materially and disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies that conduct business in the countries and regions in the world and in the industries in which the Company and its Subsidiaries operate or conduct business (in which case, such effects may be taken into account when determining whether a “Company Material Adverse Effect” has occurred, but only to the extent of such disproportionate effects (if any)).

“Company Option” shall mean each outstanding option award, whether vested or unvested, issued by the Company pursuant to the Company Share Plan that entitles the holder thereof to purchase Company Shares upon the vesting of such award.

“Company Restricted Share” shall mean each outstanding and unvested restricted share award issued by the Company pursuant to the Company Share Plan that entitles the holder thereof to receive Company Shares upon the vesting of such award.

“Company Share” shall mean a share, par value $0.00001 per share, in the share capital of the Company.

“Company Share Awards” shall mean Company Options and Company Restricted Shares.

“Company Share Plan” shall mean the Company’s Amended and Restated Share Incentive Plan, effective as of August 28, 2014, as amended from time to time.

“Company Shareholders” shall mean holders of Company Shares (including Company Shares represented by ADSs) in their capacities as such.

“Company Termination Fee” shall mean an amount equal to $21,900,000.

“Contract” shall mean any written contract, subcontract, agreement, commitment, note, bond, mortgage, indenture or lease.

“Deposit Agreement” shall mean the deposit agreement, dated December 18, 2006, by and among the Company, the Depositary and owners and beneficial owners of ADSs, as amended from time to time.

“Depositary” shall mean The Bank of New York Mellon.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Excluded Shares” shall mean (i) Company Shares (including Company Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned Subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the Effective Time, (ii) Company Shares (including Company Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise or vesting of any Company Share Awards, (iii) Company Shares (including Company Share represented by ADSs) constituting Rollover Securities and (iv) Dissenting Shares.

“Exercise Price” means, with respect to any Company Option, the applicable exercise price per Company Share underlying such Company Option.

“GAAP” shall mean generally accepted accounting principles, as applied in the United States.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body (including a securities exchange), department, commission, board, agency or instrumentality, and any court, tribunal or judicial body of competent jurisdiction.

“Guarantors” shall mean Jiangsu Panji Investment Co., Ltd., Industrial Bank Co., Ltd., Shanghai Xingsheng Equity Investment & Management Co., Ltd, Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd., Tibet Great Zhongou New Energy Investment Co., Ltd. and Liuan Xinshi Asset Management Co., Ltd.

“Hazardous Substances” means any chemical, pollutant, waste or substance that is (i) listed, classified or regulated under any Environmental Law as a hazardous substance, toxic substance, pollutant, contaminant or oil or (ii) any petroleum product or by-product, asbestos containing material, polychlorinated biphenyls or radioactive material.

“Indenture Agreement” shall mean each of the 3.5% Notes Indenture and the 4.0% Notes Indenture.

“Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction worldwide, whether registered or unregistered, including such rights in and to: (i) patents and patent applications, (ii) trademarks, service marks, trade dress, trade names, logos, trademark registrations and applications, and Internet domain names, together with the goodwill associated with the foregoing, (iii) copyrights, and copyright registrations and applications, and (iv) trade secrets and other confidential information protected by applicable Laws, including know-how, research and development information, manufacturing methods and processes, specifications, software, data, databases, and customer lists.

“Intervening Event” shall mean a material event, occurrence, change or development affecting or related to the Company, its Subsidiaries or their respective business, assets or operations that (i) occurs or arises after the date of this Agreement and (ii) becomes known to the Special Committee before receipt of the Shareholder Approval; provided that in no event shall the receipt of an Acquisition Proposal or a Superior Proposal constitute or be taken into consideration when determining an Intervening Event.

“Knowledge” of the Company, with respect to any matter in question, shall mean the actual knowledge or constructive knowledge after due inquiry and investigation, of the individuals identified in Section 1.1 of the Company Disclosure Letter, as of the date of this Agreement.

“Law” shall mean any and all applicable law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any lawsuit, litigation or other similarly formal legal proceeding brought by or pending before any Governmental Authority.

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, or community property interest.

“MOFCOM” shall mean the Ministry of Commerce of the PRC or its competent local counterparts.

“NDRC” shall mean the National Development and Reform Commission of the PRC or its competent local counterparts.

“NYSE” shall mean the New York Stock Exchange, Inc.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Parent Required Approvals” shall mean all necessary actions or non-actions, waivers or Consents by, of, to or in respect of, NDRC, MOFCOM and/or SAFE or its designated banks to the extent required with respect to the overseas investment by the Sponsors, Parent, Merger Sub or their respective Affiliates in connection with the consummation of the transactions contemplated hereby and the other transactions contemplated by the Equity Commitment Letters, the Limited Guarantee and the Support Agreement.

“Parent Termination Fee” shall mean an amount equal to $43,800,000.

“Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with GAAP as adjusted in the ordinary course of business through the Effective Time; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other similar Liens; (iii) leases, subleases and licenses (other than capital leases and leases underlying sale and leaseback transactions); (iv) Liens imposed by applicable Law; (v) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business consistent with past practice; (vii) defects, imperfections or irregularities in title, easements, covenants and rights of way (unrecorded and of record) and other similar restrictions, and zoning, building and other similar codes or restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015; (ix) Liens granted by the Company or any of its Subsidiaries in the ordinary course of business consistent with past practice; (x) Liens arising in connection with the VIE Agreements; and (xi) Liens described in Section 1.1 of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“PRC” shall mean the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Rights Agreement” shall mean that certain rights agreement dated as of November 21, 2008 between the Company and The Bank of New York Mellon, as Rights Agent.

“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and such Person and its Affiliates’ respective directors, officers or other employees, or investment bankers, attorneys or other authorized advisors, agents or representatives.

“RMB” shall mean renminbi, the legal currency of the PRC.

“Rollover Securityholder” shall mean Mr. Gao Jifan.

“SAFE” shall mean the State Administration of Foreign Exchange of the PRC or its competent local counterparts.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Share Award Consideration” shall mean the aggregate consideration payable to the holders of the Company Share Awards pursuant to Section 2.7(d).

“Sponsors” shall mean Jiangsu Panji Investment Co., Ltd., Shanghai Xingsheng Equity Investment & Management Co., Ltd, Shanghai Xingjing Investment Management Co., Ltd., Great Zhongou Asset Management (Shanghai) Co., Ltd., Tibet Zhongou Shengshi New Energy Investment Co., Ltd. and Liuan Xinshi Asset Management Co., Ltd.

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person and/or by one of more other Subsidiaries of such Person, (ii) a partnership of which such Person, and/or one or more other Subsidiaries of such Person, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person and/or one or more other Subsidiaries of such Person, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company, (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, and/or one or more other Subsidiaries of such Person, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof, or (v) any other Person such Person controls through VIE Agreements.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal for an Acquisition Transaction not resulting from a breach of Section 5.2 (with all percentages included in the definition of Acquisition Transaction increased to fifty percent (50%)) on terms that the Company Board (acting through the Special Committee, if in existence) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account relevant legal, financial and regulatory aspects of such Acquisition Proposal, compared with this Agreement (taking into account any revisions to this Agreement pursuant to Section 5.3(b)), would be more favorable to the Company Shareholders (other than the Rollover Securityholder) than the Merger, provided, however, that such Acquisition Proposal shall not be deemed to be a “Superior Proposal” if (A) the consummation of the transaction contemplated by such Acquisition Proposal is conditional upon any due diligence review or investigation of the Company or any of the Subsidiaries by the third party or (B) the consummation of the transaction contemplated by such Acquisition Proposal is conditional upon the obtaining and/or funding of such financing.

“Takeover Statute” shall mean any “business combination”, “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation save for the Cayman Companies Law or any similar anti-takeover provision in the Company’s memorandum and articles of association.

“Tax” shall mean any and all PRC and non-PRC taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

“Unvested Company Option” means any Company Option that is not a Vested Company Option.

“Vested Company Option” means any Company Option that shall have become vested on or prior to the Closing Date in accordance with the terms of such Company Option.

“VIE Agreements” shall mean any Contract which (i) provides the Company with effective control over any of its Subsidiaries in respect of which it does not, directly or indirectly, own a majority of the equity interests, (ii) provides the Company or any of its Subsidiaries the right or option to purchase the equity interests in any such Subsidiary, or (iii) transfers economic benefits from any such Subsidiary to any other Subsidiary of the Company.

Section 1.2                                    Additional Definitions.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
Action	Section 10.9
Agreement	Preamble
Alternative Debt Financing	Section 6.3(a)
Capitalization Date	Section 3.7(a)
Cayman Companies Law	Recitals
Certificates	Section 2.8(c)(i)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Section 5.3(a)
Company Board Recommendation Change	Section 5.3(b)
Company Disclosure Letter	Article III
Company SEC Reports	Section 3.9
Company Securities	Section 3.7(c)
Company Shareholders Meeting	Section 7.3(d)
Confidentiality Agreements	Section 7.7
Consent	Section 3.6
Currency Settlement	Section 7.1
D&O Insurance	Section 6.1(c)
Debt Commitment Letter	Section 4.10(a)
Debt Financing	Section 4.10(a)
Dissenting Shareholder	Section 2.7(c)
Dissenting Shares	Section 2.7(c)
Designated Company Recipient	Section 4.10(b)
Effective Time	Section 2.3
Environmental Law	Section 3.20
Environmental Permits	Section 3.20
Equity Commitment Letter	Section 4.10(a)
Equity Financing	Section 4.10(a)
Exchange Fund	Section 2.8(b)
Fee Letter	Section 4.10(a)
Financing	Section 4.10(a)
Financing Commitments	Section 4.10(a)
Governmental Clearance	Section 7.1

Term	Section Reference
Indemnified Persons	Section 6.1(a)
Limited Guarantee	Recitals
Material Contract	Section 3.12
Maximum Annual Premium	Section 6.1(c)
Merger	Recitals
Merger Sub	Preamble
Note Consideration	Section 2.13(c)
Notice Period	Section 5.3(b)
Outside Date	Section 9.1(b)
Outstanding Proposal	Section 9.3(b)
Parent	Preamble
Paying Agent	Section 2.8(a)
Per ADS Merger Consideration	Section 2.7(a)(ii)
Per Share Merger Consideration	Section 2.7(a)(ii)
Permits	Section 3.17
Plan of Merger	Recitals
Preliminary Proxy Statement	Section 7.3(a)
Proxy Statement	Section 7.3(a)
RCA	Section 2.7(d)(iii)
Recommendation Change Notice	Section 5.3(b)
Registrar of Companies	Section 2.3
Rollover Securities	Recitals
Schedule 13E-3	Section 3.6
Shareholder Approval	Section 3.4
Special Committee	Recitals
Subsidiary Securities	Section 3.8(c)
Support Agreement	Recitals
Surviving Corporation	Section 2.1
Tax Returns	Section 3.16(a)
Uncertificated Shares	Section 2.8(c)(i)

Section 1.3                                    Certain Interpretations.

(a)                                 Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b)                                 Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c)                                  The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d)                                 Unless otherwise indicated, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(e)                                  Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f)                                   Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(g)                                  References to “$” refer to U.S. dollars.

(h)                                 When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(i)                                     The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II
THE MERGER

Section 2.1                                    The Merger.  Upon the terms and subject to the satisfaction of the conditions set forth in this Agreement or waiver by the Party having the benefit of such condition, and in accordance with the Cayman Companies Law, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall thereupon cease and the Company shall continue as the surviving company of the Merger.  The Company, as the surviving company of the Merger, is sometimes referred to herein as the “Surviving Corporation.”

Section 2.2                                    The Closing.  Unless this Agreement shall have been terminated in accordance with Article IX, the closing of the Merger (the “Closing”) shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, 30th Floor, China World Office 2, 1 Jianguomenwai Avenue, Beijing 100004, PRC, on a date and at a time to be agreed upon by Parent, Merger Sub and the Company, which date shall be no later than the third (3rd) Business Day after (a) the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Article VIII (excluding conditions that by their terms are to be satisfied on the Closing Date, but subject to the satisfaction or waiver of such conditions at the Closing) and (b) the completion of Currency Settlement solely with respect to an amount of U.S. dollars sufficient to pay the aggregate Per Share Merger Consideration and Per ADS Merger Consideration that is required to be paid at or prior to the Closing, or at such other location, date and time as Parent, Merger Sub and the Company shall mutually agree upon in writing.  The date upon which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 2.3                                    The Effective Time.  Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Parent, Merger Sub and the Company shall cause the Merger to be consummated under the Cayman Companies Law by executing and filing the Plan of Merger with the Registrar of Companies of the Cayman Islands (the “Registrar of Companies”), together with such other appropriate documents, in such forms as are required by, and executed in accordance with, the applicable provisions of the Cayman

Companies Law (the time of registration of the Plan of Merger by the Registrar of Companies, or such later time of effectiveness of the Merger as may be agreed in writing by Parent, Merger Sub and the Company and specified in the Plan of Merger, being referred to herein as the “Effective Time”).

Section 2.4                                    Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and in the applicable provisions of the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5                                    Memorandum and Articles of Association.

(a)                                 Memorandum of Association.  At the Effective Time, subject to the provisions of Section 6.1(a), the memorandum of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the memorandum of association of the Surviving Corporation (save and except that references therein to the name and the authorized share capital of the Merger Sub shall be amended to describe correctly the name and authorized share capital of the Surviving Corporation, as provided in the Plan of Merger) until thereafter amended in accordance with the applicable provisions of the Cayman Companies Law and such memorandum of association.

(b)                                 Articles of Association.  At the Effective Time, subject to the provisions of Section 6.1(a), the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall become the articles of association of the Surviving Corporation (save and except that references therein to the name and the authorized share capital of the Merger Sub shall be amended to describe correctly the name and authorized share capital of the Surviving Corporation, as provided in the Plan of Merger) until thereafter amended in accordance with the applicable provisions of the Cayman Companies Law, the memorandum of association of the Surviving Corporation and such articles of association.

Section 2.6                                    Directors and Officers.

(a)                                 Directors.  At the Effective Time, the initial directors of the Surviving Corporation shall be the directors of Merger Sub immediately prior to the Effective Time, each to hold office until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the memorandum of association and articles of association of the Surviving Corporation.

(b)                                 Officers.  At the Effective Time, the initial officers of the Surviving Corporation shall be the officers of the Company immediately prior to the Effective Time, each to hold office until their respective successors are duly appointed or until their earlier death, resignation or removal in accordance with the memorandum of association and articles of association of the Surviving Corporation.

Section 2.7                                    Effect on Share Capital of the Company.

(a)                                 Share Capital.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(i)                                     Share Capital of Merger Sub.  Each ordinary share, par value $1 per share, in the share capital of Merger Sub that is issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and non-assessable ordinary share, par value $0.00001 per share, of the Surviving Corporation.  Immediately following the Closing, such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation, which shall be reflected in the register of members of the Surviving Corporation.

(ii)                                  Company Shares and ADSs.  Each Company Share (including Company Shares represented by ADSs) that is issued and outstanding immediately prior to the Effective Time (other than Excluded Shares) shall be canceled and cease to exist and automatically converted, subject to Section 2.7(b), into the right to receive $0.232 in cash without interest (the “Per Share Merger Consideration”) payable in the manner provided in Section 2.8(c) (or in the case of a lost, stolen or destroyed Certificate, upon delivery of an affidavit in the manner provided in Section 2.11) and the register of members of the Company shall be amended accordingly. For the avoidance of doubt, because each ADS represents fifty (50) Company Shares, each ADS (other than ADSs representing Excluded Shares) that is issued and outstanding immediately prior to the Effective Time shall represent the right to receive $11.60 in cash without interest (the “Per ADS Merger Consideration”) subject to the terms and conditions set forth in this Agreement and in the Deposit Agreement.

(iii)                               Excluded Shares.  Each Excluded Share (including Excluded Shares represented by ADSs) that is issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be cancelled and cease to exist without any conversion thereof or consideration paid therefor and the register of members of the Company shall be amended accordingly.

(iv)                              Dissenting Shares.  Each Dissenting Share that is issued and outstanding immediately prior to the Effective Time shall be cancelled and cease to exist, in consideration for the right to receive the fair value of such Dissenting Share as provided in Section 2.7(c), and the register of members of the Company shall be amended accordingly.

(b)                                 Certain Adjustments.  Notwithstanding anything in this Agreement to the contrary, the Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares, change or readjustment in the ratio of Company Shares represented by each ADS or other like change with respect to Company Shares and ADSs occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Per Share Merger Consideration and/or the Per ADS Merger Consideration, as applicable, shall provide to the holders of Company Shares and ADSs the same economic effect as contemplated by this Agreement prior to such action.

(c)                                  Statutory Dissenters Rights.  Notwithstanding anything in this Agreement to the contrary, any Company Shares that are issued and outstanding immediately prior to the Effective Time and are held by a Company Shareholder (each, a “Dissenting Shareholder”) who has validly exercised and not lost its rights to dissent from the merger pursuant to Section 238 of the Cayman Companies Law (collectively, the “Dissenting Shares”) shall not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration (except as provided in this Section 2.7(c)), and shall entitle such Dissenting Shareholder only to payment of the fair value of such Dissenting Shares as determined in accordance with Section 238 of the Cayman Companies Law. If any Dissenting Shareholder shall have effectively withdrawn (in accordance with the Cayman Companies Law) or lost the right to dissent, upon the occurrence of such event, the Company Shares held by such Dissenting Shareholder shall cease to be Dissenting Shares, and shall be cancelled and converted into and represent the right to receive the Per Share Merger Consideration at the Effective Time pursuant to Section 2.7(a)(ii). The Company shall give Parent (i) prompt notice of any notices of objection, notices of dissent or demands for appraisal received by the Company, attempted withdrawals of such notices or demands, and any other instruments served pursuant to applicable Law and received by the Company relating to its shareholders’ rights to dissent from the Merger and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the Cayman Companies Law.  The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any exercise by a shareholder of its rights to dissent from the Merger or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands. In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the Cayman Companies Law, the Company shall serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the Cayman Companies Law within twenty (20) days of the Shareholder Approval at the Company Shareholders Meeting.

(d)                                 Company Share Plan and Outstanding Company Share Awards.

(i)                                     Company Share Plan. At the Effective Time, the Company shall use its reasonable best efforts to (i) terminate the Company Share Plan, and any relevant award agreements applicable to the Company Share Plan, and (ii) cancel each Company Share Award that is then outstanding and unexercised, whether or not vested or exercisable.

(ii)                                  Vested Company Option.  Each former holder of a Vested Company Option that is cancelled at the Effective Time shall, in exchange therefor, be paid by or on behalf of the Surviving Corporation or one of its Subsidiaries, as soon as practicable (and in any event no more than five (5) Business Days) after the Effective Time (without interest), a cash amount equal to the product obtained by multiplying (i) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Vested Company Option and (ii) the number of Company Shares underlying such Vested Company Option (it being understood and agreed that such Exercise Price shall not actually be paid to the Company by the holder of such Vested Company Option), net of any applicable withholding taxes; provided that if the Exercise Price of any such Vested Company Option is equal to or greater than the Per Share Merger Consideration, such Vested Company Option shall be cancelled without any payment therefor.

(iii)                               Unvested Company Option and Company Restricted Share. Each former holder of an Unvested Company Option and/or Company Restricted Share that is cancelled at the Effective Time shall, in exchange therefor, be paid by or on behalf of the Surviving Corporation or one of its Subsidiaries and at such times as specified in the last sentence of this Section 2.7(d)(iii), a restricted cash award (“RCA”) in an amount in cash that is the equivalent of, (i) in the case of an Unvested Company Option, the product of (A) the excess, if any, of the Per Share Merger Consideration over the Exercise Price of such Unvested Company Option and (B) the number of Company Shares underlying such Unvested Company Option (it being understood and agreed that such Exercise Price shall not actually be paid to the Company by the holder of such Unvested Company Option), and (ii) in the case of a Company Restricted Share, the product of (A) the Per Share Merger Consideration and (B) the number of Company Shares underlying such Company Restricted Share; provided that, if the Exercise Price of any such Unvested Company Option is equal to or greater than the Per Share Merger Consideration, such Unvested Company Option shall be cancelled without any payment therefor.  Any RCA issued by the Surviving Corporation or its Subsidiaries in respect of any Unvested Company Option or Company Restricted Share shall be subject to the same vesting conditions and schedules applicable to such Unvested Company Option or Company Restricted Share without giving effect to the Transactions, and on the date, and to the extent, that any Unvested Company Option or Company Restricted Share would have become vested without giving effect to the Transactions, such corresponding portion of the RCA shall be delivered and paid in cash to the holder of such RCA, net of any applicable withholding taxes, as soon as practicable thereafter.

Section 2.8                                    Exchange of Certificates; Payments.

(a)                                 Paying Agent.  Prior to the Closing, Parent shall select a bank or trust company reasonably acceptable to the Company to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in a form reasonably acceptable to the Company.

(b)                                 Exchange Fund.  Prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (including Company Shares represented by ADSs but not including Excluded Shares) pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which holders of Company Shares (including Company Shares represented by ADSs but not including Excluded Shares) become entitled under this Article II (the “Exchange Fund”).  To the extent that the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by this Article II, Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by this Article II.

(c)                                  Payment Procedures.

(i)                                     Promptly following the Effective Time (and in any event within three (3) Business Days), Parent and the Surviving Corporation shall cause the Paying Agent to mail or otherwise disseminate to each holder of record (other than holders of Excluded Shares), as of immediately prior to the Effective Time, of (A) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and (B) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose Company Shares were converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.7 (x) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), and/or (y) instructions for use in effecting the surrender of the Certificates (or affidavits and indemnities of loss (if required by the Paying Agent) in lieu of the Certificates as provided in Section 2.11) and Uncertificated Shares in exchange for the Per Share Merger Consideration payable in respect thereof pursuant to the provisions of this Article II. Upon surrender of Certificates for cancellation to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor a check in an amount equal to (x) the number of Company Shares represented by such Share Certificate (or affidavit and indemnity of loss (if required by the Paying Agent) in lieu of the Share Certificate as provided in Section 2.11) multiplied by (y) the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(ii), and the Certificates so surrendered shall forthwith be canceled.  Upon receipt by the Paying Agent of confirmation by the Company that the Uncertificated Shares have been canceled, the holders of such Uncertificated Shares shall be entitled to receive in exchange for the cancellation of such Uncertificated Shares a check in an amount equal to (x) the number of such Uncertificated Shares multiplied by (y) the Per Share Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(ii), and the Uncertificated Shares shall forthwith be canceled. The Paying Agent shall accept such Certificates and such confirmation by the Company with respect to the Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the Per Share Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II.

(ii)                                  Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary at the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than ADSs representing Excluded Shares) and (y) the Per ADS Merger Consideration; and (B) the Depositary will distribute the Per ADS Merger Consideration to ADS holders pro rata to their holdings of ADSs (other than ADSs representing Excluded Shares) upon surrender by them of the ADSs. The Surviving Corporation will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders (other than the ADS cancellation fee, which shall be paid pursuant to the Deposit Agreement).  No interest shall be paid or accrued for the benefit of holders of the Certificates, Uncertificated Shares or ADSs on the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, payable in respect thereof pursuant to this Section 2.8.

(d)                                 Transfers of Ownership.  In the event that a transfer of ownership of Company Shares is not registered in the share transfer books or register of members of the Company, or if the Per Share Merger Consideration is to be paid in a name other than that in which the Company Shares (whether represented by Certificates or Uncertificated Shares) are registered in the share transfer books or register of members of the Company, the Per Share Merger Consideration may be paid to a Person other than the Person in whose name the Company Share (whether represented by a Certificate or an Uncertificated Share) so cancelled is registered in the share transfer books or register of members of the Company only if such Certificate or Uncertificated Share is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(e)                                  Required Withholding.  Unless otherwise required by applicable Law or Governmental Authority, none of the Paying Agent, Parent or the Surviving Corporation shall be entitled to make any deduction or withholding or cause to be deducted and withheld from any cash amounts payable pursuant to this Agreement, other than with respect to the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, payable with respect to the Company Share Awards.

(f)                                   No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, the Surviving Corporation or any other party hereto shall be liable to a holder of Company Shares (including Company Shares represented by ADSs) or Company Share Awards for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)                                  Distribution of Exchange Fund to Parent.  Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates, Uncertificated Shares or ADSs on the date that is six (6) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares or ADSs (in each case, other than Excluded Shares) that were issued and outstanding immediately prior to the Effective Time who have not theretofore surrendered their Certificates, Uncertificated Shares or ADSs representing such Company Shares for exchange, pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, payable in respect of the Company Shares represented by such Certificates, Uncertificated Shares or ADSs solely to Parent, as general creditors thereof, for any claim to the applicable Per Share Merger Consideration or Per ADS Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

Section 2.9                                    No Further Ownership Rights.  From and after the Effective Time, all Company Shares (including Company Shares represented by ADSs) and ADSs shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of any Certificates, Uncertificated Shares or ADSs theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable, payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8.  The Per Share Merger Consideration and the Per ADS Merger Consideration paid to holders of Company Shares (including Company Shares represented by ADSs) other than the Excluded Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares.  From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of Company Shares (including Company Shares represented by ADSs) that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates, Uncertificated Shares or ADSs are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

Section 2.10                             Untraceable and Dissenting Shareholders.  Remittances for the Per Share Merger Consideration shall not be sent to Company Shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details.  A Company Shareholder will be deemed to be untraceable if (a) he has no registered address in the register of members (or branch register) maintained by the Company; (b) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such Company Shareholder either (i) has been sent to such Company Shareholder and has been returned undelivered or has not been cashed; or (ii) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case, no valid claim in respect thereof has been communicated in writing to the Company; or (c) notice of the Company Shareholders Meeting convened to vote on the Merger has been sent to such Company Shareholder and has been returned undelivered. Monies due to Dissenting Shareholders and Company Shareholders who are untraceable shall be returned to the Surviving Corporation.  Monies unclaimed after a period of two years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Corporation.  Dissenting Shareholders and Company Shareholders who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Corporation.

Section 2.11                             Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.7.

Section 2.12                             Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

Section 2.13                             Treatment of Convertible Notes.

(a)                                 The 3.5% Notes. Pursuant to Section 15.02 of the 3.5% Notes Indenture, the holders of the 3.5% Notes shall have the option to require the Surviving Corporation to repurchase all or any portion of their 3.5% Notes for a purchase price equal to one hundred percent (100%) of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, through but excluding, the 3.5% Fundamental Change Repurchase Date. Furthermore, after the Effective Time but prior to and including the second (2nd) Business Day prior to the 3.5% Fundamental Change Repurchase Date, each holder of 3.5% Notes will be entitled, subject to the terms and conditions of the 3.5% Notes Indenture, to convert such holder’s 3.5% Notes into the right to receive an amount in cash for each one thousand dollars ($1,000) in principal amount of 3.5% Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the Conversion Rate (as defined in the 3.5% Notes Indenture) plus any increase in the conversion rate as determined pursuant to Section 14.03 of the 3.5% Notes Indenture to the extent such holder would be entitled to such increase. After the second (2nd) Business Day prior to the 3.5% Fundamental Change Repurchase Date, each holder of the 3.5% Notes will be entitled to convert such holder’s 3.5% Notes into the right to receive an amount in cash for each one thousand dollars ($1,000) in principal amount of 3.5% Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the Conversion Rate (as defined in the 3.5% Notes Indenture) pursuant to Section 14.07 of the 3.5% Notes Indenture.

(b)                                 The 4.0% Notes. Pursuant to Section 15.02 of the 4.0% Notes Indenture, the holders of the 4.0% Notes shall have the option to require the Surviving Corporation to repurchase all or any portion of their 4.0% Notes for a purchase price equal to one hundred percent (100%) of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, through but excluding, the 4.0% Fundamental Change Repurchase Date. Furthermore, after the Effective Time but prior to and including the second (2nd) Business Day prior to the 4.0% Fundamental Change Repurchase Date, each holder of 4.0% Notes shall be entitled, subject to the terms and conditions of the 4.0% Notes Indenture, to convert such holder’s 4.0% Notes into the right to receive an amount in cash for each one thousand dollars ($1,000) in principal amount of 4.0% Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the Conversion Rate (as defined in the 4.0% Notes Indenture) plus any increase in the conversion rate as determined pursuant to Section 14.03 of the 4.0% Notes Indenture to the extent such holder would be entitled to such increase. After the second (2nd) Business Day prior to the 4.0% Fundamental Change Repurchase Date, each holder of the 4.0% Notes will be entitled to convert such holder’s 4.0% Notes into the right to receive an amount in cash for each one thousand dollars ($1,000) in principal amount of 4.0% Notes held by such holder equal to the product of (a) the Per ADS Merger Consideration and (b) the Conversion Rate (as defined in the 4.0% Notes Indenture) pursuant to Section 14.07 of the 4.0% Notes Indenture.

(c)                                  As soon as practicable following the Effective Time, the Surviving Corporation shall pay to each holder of Company Convertible Notes that exercises its right to require the Surviving Corporation to repurchase such holder’s Company Convertible Notes and each holder of Company Convertible Notes that converts instead of exercising its right to require the Surviving Corporation to repurchase such holder’s Company Convertible Notes, the applicable consideration as described in this Section 2.13 in accordance with the terms of the applicable Indenture Agreement.  The aggregate amount of consideration payable by the Surviving Corporation to holders of Company Convertible Notes pursuant to this Section 2.13 shall be referred to as “Note Consideration”.

Section 2.14                             Necessary Further Actions.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Company and Merger Sub shall take any such lawful and necessary action.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as set forth in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) or (ii) as set forth in the Company SEC Reports filed by the Company with the SEC (other than any forward looking statements or other disclosures included in such documents that are generally cautionary, predicative or forward looking in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1                                    Organization and Qualification.  Each of the Company and its Subsidiaries (i) is an entity duly organized and validly existing under the Laws of the jurisdiction of its organization and has the requisite corporate or similar power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets, except where the failure to be so organized or existing or to have such power and authority does not have a Company Material Adverse Effect, and (ii) is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing does not, and is not expected to, have a Company Material Adverse Effect.

Section 3.2                                    Corporate Power; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Shareholder Approval, to perform its covenants and obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder or the consummation of the transactions contemplated hereby, other than obtaining the Shareholder Approval and filing the Plan of Merger with the Registrar of Companies.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 3.3                                    Board Actions. At a meeting duly called and held prior to the execution of this Agreement, the Company Board (acting upon the recommendation of the Special Committee) (a) determined that the terms of the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company Shareholders, (b) declared it advisable to enter into this Agreement, the Plan of Merger and consummate the transactions contemplated hereby and thereby, (c) approved this Agreement and the Plan of Merger and approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and therein and the consummation of the transactions contemplated hereby and thereby (including the Merger) in accordance with the Cayman Companies Law upon the terms and subject to the conditions contained herein and therein and (d) resolved to recommend that the Company Shareholders authorize and approve this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby (including the Merger) in accordance with the Cayman Companies Law.

Section 3.4                                    Shareholder Approval.  A special resolution, as defined in the Cayman Companies Law and the Company’s articles of association (the “Shareholder Approval”), being the affirmative vote of Company Shareholders representing two-thirds (2/3) or more of the Company Shares (including Company Shares represented by ADSs) present and voting in person or by proxy as a single class at the Company Shareholders Meeting, is the only vote of the holders of any class or series of share capital of the Company that is necessary under the Cayman Companies Law and the Company’s articles of association to authorize and approve this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby (including the Merger) and consummate the Merger.

Section 3.5                                    Non-Contravention.  The execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby, subject to obtaining the Shareholder Approval and the Consents described in Section 3.6, do not (a) violate or conflict with any provision of the memorandum of association or articles of association of the Company, (b) subject to obtaining such Consents set forth in Section 3.5 of the Company Disclosure Letter, violate, conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any Material Contract, (c) assuming the Consents referred to in Section 3.5 of the Company Disclosure Letter are obtained or made and subject to obtaining the Shareholder Approval, violate or conflict with any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, breaches, defaults, terminations, accelerations, rights or Liens which would not have a Company Material Adverse Effect.

Section 3.6                                    Required Governmental Approvals.  No material consent, approval, Order or authorization of, or filing or registration with, or notification to (any of the foregoing being referred to herein as a “Consent”), any Governmental Authority is required on the part of the Company in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and obligations hereunder and the consummation by the Company of the transactions contemplated hereby, except (a) the filing and registration of the Plan of Merger with the Registrar of Companies, and the publication of notice of the Merger in the Cayman Islands Government Gazette (b) such filings and approvals as may be required by any United States federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, the joining of the Company in the filing of a Rule 13e-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the “Schedule 13E-3”), (c) such filings as may be required for compliance with the rules and regulations of the NYSE, (d) consents required under, and compliance with, the Anti-Monopoly Law of the PRC and (e) the Parent Required Approvals.

Section 3.7                                    Company Capitalization.

(a)                                 The authorized share capital of the Company consists of 73,000,000,000 Company Shares (including Company Shares represented by ADSs). As of the close of business in New York City on July 29, 2016 (the “Capitalization Date”): (i) 4,678,265,355 Company Shares (including Company Shares represented by ADSs) were issued and outstanding; (ii) no Company Shares were held by the Company as treasury shares; and (iii) 13,751,150 Company Shares were issued to the Depositary pending allocation upon exercise of any Company Share Awards granted pursuant to the Company Share Plan (and for the avoidance of doubt were not included in the number of issued and outstanding Company Shares set forth in clause (i)). All outstanding Company Shares (including Company Shares represented by ADSs) are validly issued, fully paid, non-assessable (which term when used herein means that no further sums are required to be paid by the holders thereof in connection with the issue thereof) and free of any preemptive rights. Since the Capitalization Date, the Company has not issued any Company Shares (including

Company Shares represented by ADSs) other than pursuant to the exercise and settlement of Company Share Awards.

(b)                                 As of the close of business on the Capitalization Date, there were outstanding Company Options to purchase 100,328,500 Company Shares (including Company Shares represented by ADSs) and 39,962,665 outstanding Company Restricted Shares. Since the Capitalization Date, the Company has not granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Share Awards, other than as permitted by Section 5.1(b).

(c)                                  Except as set forth in this Section 3.7 and the Company Convertible Notes, there are (i) no outstanding shares of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, and (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company (the items in clauses (i), (ii) and (iii), together with the shares of the Company, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities.  Neither the Company nor any of its Subsidiaries is a party to any Contract which affects the voting rights of any Company Securities or obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Shares (including Company Shares represented by ADSs) pursuant to (A) the terms of the Company Share Plans or (B) in the ordinary course of business consistent with past practice.

Section 3.8                                    Subsidiaries.

(a)                                 Section 3.8 of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization and schedule of shareholders of each Subsidiary of the Company.

(b)                                 All of the outstanding capital stock or registered capital of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and non-assessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Permitted Liens) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other equity or voting interest) that would prevent the operation by the Surviving Corporation of such Subsidiary’s business as presently conducted, except as otherwise provided in the VIE Agreements.

(c)                                  There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company, and (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any capital stock of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interest in, any Subsidiary of the Company (the items in clauses (i) and (ii), together with the capital stock of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”), or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company.  Neither the Company nor any of its Subsidiaries is a party to any Contract which affects the voting rights of any Subsidiary Securities or obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities, except in connection with the VIE Agreements.

Section 3.9                                    Company SEC Reports.  Since January 1, 2013, the Company has filed all material forms, reports and documents with the SEC that have been required to be filed by it under applicable Laws prior to the date hereof (all such forms, reports and documents, together with all exhibits and schedules thereto, the “Company SEC Reports”).  Since January 1, 2013, as of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), (a) each Company SEC Report complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, each as in effect on the date such Company SEC Report was filed, and (b) each Company SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.  True and correct copies of all Company SEC Reports filed after January 1, 2013 and prior to the date hereof have been furnished to Parent or are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC.  None of the Company’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

Section 3.10                             Company Financial Statements.

(a)                                 The consolidated financial statements of the Company and its Subsidiaries filed with the Company SEC Reports since January 1, 2013 have been prepared in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted by the Exchange Act), and fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments), in each case in accordance with Regulation S-X of the SEC and the rules and standards of the Public Company Accounting Oversight Board, except as may be noted therein.

(b)                                 The Company maintains a process of internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements of the Company and its Subsidiaries for external purposes in accordance with GAAP. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) designed to ensure that material information relating to the Company, including its Subsidiaries, required to be included in reports filed under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer.

(c)                                  The Company has made available to Parent true, correct and complete copies of (i) all material correspondences between the Company or any of its Subsidiaries, on the one hand, and the SEC, on the other hand, since January 1, 2013 and (ii) all material amendments and modifications that have not been filed by the Company to all agreements, documents and other instruments that previously had been filed by the Company with the

SEC and are currently in effect.  There are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company SEC Reports.  To the Knowledge of the Company, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC comments.

Section 3.11                             Absence of Certain Changes.

(a)                                 Since the Company Balance Sheet Date through the date hereof, except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and there has not been or occurred, and there does not exist any Company Material Adverse Effect that is continuing.

(b)                                 Since the Company Balance Sheet Date through the date hereof, neither the Company nor any of its Subsidiaries has taken any action that would be prohibited by Section 5.1(b) if such section had been in effect since the Company Balance Sheet Date.

Section 3.12                             Material Contracts.

(a)                                 Except for (A) this Agreement, (B) any Contract filed as an exhibit to the Company SEC Reports and (C) as set forth in Section 3.12(a) of the Company Disclosure Letter, as of the date hereof, none of the Company or any of its Subsidiaries is a party to or bound by any Contract (each a “Material Contract”):

(i)                                     which would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act or would be required to be disclosed pursuant to Item 7B of Form 20-F under the Exchange Act;

(ii)                                  which constitutes a joint venture, partnership, limited liability company or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any joint venture, partnership, limited liability company or other entity that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii)                               which constitutes any indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other Contract relating to Indebtedness (in any case, whether incurred, assumed, guaranteed or secured by any asset of the Company or any of its Subsidiaries) in excess of $10,000,000 (or an equivalent amount in RMB);

(iv)                              which relates to any acquisition by the Company or any of its Subsidiaries of assets or equity interests of another entity for an aggregate consideration under such Contract (or series of related Contracts) in excess of $30,000,000 (other than acquisitions or dispositions of inventory, properties and other assets in the ordinary course of business, which, for the avoidance of doubt, shall include acquisition from or disposition to any Persons of the right, interest, benefit or ownership in any tangible or intangible assets or entities related to the development, construction and operation of solar plant used for electricity generation) for which a binding agreement has been entered into but the transactions contemplated thereby have not been consummated;

(v)                                 which materially limits or restrains the Company or any of its Subsidiaries from engaging or competing in any lines of business with any Person (other than Contracts entered into in the ordinary course of business that do not, and would not reasonably be expected to, materially impair the operation of the Company’s business as currently operated and currently contemplated to be operated, and other than distribution or sales representative arrangements for specific geographic areas that the Company enters into the ordinary course of business);

(vi)                              pursuant to which the Company or any of its Subsidiaries is a party that creates or grants a material Lien on any material properties or other material assets of the Company or any of its Subsidiaries, other than any Permitted Liens; and

(vii)                           under which the Company or any of its Subsidiaries is granted or has granted any license, option, ownership interest or other right (including a covenant not to be sued or right to enforce or prosecute any patents) with respect to any Intellectual Property of a third party or of the Company or any of its Subsidiaries, as applicable, that is material to the business of the Company and its Subsidiaries, taken as a whole;

(b)                                 (A) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (ii) is subject to general principles of equity; and, neither the Company nor any of its Subsidiaries that is a party to a Material Contract, nor, to the Knowledge of the Company, any other party thereto, is in breach of, or default under, any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto, except in the case of each of clauses (A) and (B), for such failures to be valid, bind and in full force and effect and/or such breaches and defaults that have not had a Company Material Adverse Effect.

Section 3.13                             Intellectual Property.

(a)                                 Section 3.13(a) of the Company Disclosure Letter includes a list of (i) issued patents and pending patent applications, (ii) trademark registrations and pending trademark applications, (iii) Internet domain names, and (iv) copyright registrations and pending copyright applications, in each case, that are owned by the Company and its Subsidiaries free and clear of all material Liens (other than Permitted Liens), and material to the operation of the business of Company and its Subsidiaries, as presently conducted.  Except as would not have a Company Material Adverse Effect, the Intellectual Property set forth on Section 3.13(a) of the Company Disclosure Letter is valid, subsisting and enforceable. To the Knowledge of the Company: (i) neither the Company nor any of its Subsidiaries is infringing or misappropriating any Intellectual Property owned by a third party, (ii) neither the Company nor any of its Subsidiaries has received any written notice of a pending claim asserted by a third party against the Company, alleging that the Company or any of its Subsidiaries is infringing or misappropriating any Intellectual Property owned by such third party, (iii) no third party is infringing or misappropriating any Intellectual Property owned by the Company or any of its Subsidiaries, (iv) the Company has taken commercially reasonable actions in accordance with normal industry practice to create, protect, maintain and preserve any Intellectual Property owned by the Company or any of its Subsidiaries, and (v) no party to any material license of Intellectual Property to or by the Company or any of its Subsidiaries is in breach thereof or default thereunder. This Section 3.13 sets forth the only representations and warranties of the Company with respect to Intellectual Property matters.

(b)                                 There are no pending or, to the Knowledge of the Company, threatened Actions by any person alleging the validity, enforceability, ownership of or the right to use any material Intellectual Property owned by the Company and its Subsidiaries.

(c)                                  Except as would not have a Company Material Adverse Effect, neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby by the Company will (i) violate or result in the breach, material modification, cancellation, termination or suspension of, or acceleration of any payments, under any material license of Intellectual Property to or by the Company or any of its Subsidiaries or (ii) contravene, conflict with or adversely affect the Company’s or any of its Subsidiaries’ right, title or interest in or to any Intellectual Property owned by the Company or any of its Subsidiaries.

Section 3.14                             Employee Benefits and Labor.

(a)                                 Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with applicable Law with respect to any material employee benefit plan or compensation plan, program, policy, arrangement or agreement maintained or contributed to by the Company and its Subsidiaries and under which current or former employees of the Company or its Subsidiaries participate.

(b)                                 (i) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with applicable labor and employment Law, (ii) neither the Company nor its Subsidiaries is a party to any collective bargaining or other similar agreement with respect to its employees with any labor union, nor, to the Knowledge of the Company, have there been any recent attempts by a labor union to organize the employees of the Company or any of its Subsidiaries, and (iii) except as would not have a Company Material Adverse Effect, as of the date of this Agreement, no material labor strike, labor disturbance or work stoppage has occurred or, to the Knowledge of the Company, been threatened or is anticipated with respect to the Company or any of its Subsidiaries.

Section 3.15                             Real Property; Title to Assets.

(a)                                 The Company or its Subsidiary holds good and valid title to, or valid land use rights with respect to, each parcel of real property that are material to the business of the Company and its Subsidiaries as currently conducted, taken as a whole, free and clear of any Liens other than Permitted Liens, except as would not have a Company Material Adverse Effect.

(b)                                 Except as would not have a Company Material Adverse Effect, (i) all current leases and subleases of real property entered into by the Company or a Subsidiary that are material to the business of the Company and its Subsidiaries taken as a whole are in full force and effect, are valid and effective in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of generally applicability relating to or affecting creditors’ rights and to general principles of equity, and (ii) there is not, under any of such leases, any existing material default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or any Subsidiary or, to the Knowledge of the Company, by the other party to such lease or sublease, or person in the chain of title to such leased premises.

Section 3.16                             Tax Matters.  Except as has not had a Company Material Adverse Effect:

(a)                                 The Company and each of its Subsidiaries (i) have timely filed (taking into account any extensions of time in which to file) all returns, estimates, claims for refund, information statements and reports or other similar documents with respect to Taxes (including amendments, schedules, or attachments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed with any Governmental Authority by any of them and all such filed Tax Returns are true, correct and complete and were prepared in compliance with all applicable Laws, (ii) have paid, or have adequately reserved (in accordance with GAAP) on the most recent financial statements contained in the Company SEC Reports for the payment of, all Taxes required to be paid through the Company Balance Sheet Date, and (iii) have not incurred any liability for Taxes since the Company Balance Sheet Date other than in the ordinary course of business consistent with past practice.  No deficiencies for any Taxes have been asserted in writing or assessed in writing, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves on the consolidated financial statements of the Company and its Subsidiaries (in accordance with GAAP) as adjusted in the ordinary course of business through the Effective Time, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.  There are no Liens (other than Permitted Liens) on any of the assets of the Company or its Subsidiaries for Taxes.

(b)                                 Except as would not have a Company Material Adverse Effect, each Subsidiary of the Company located in the PRC has, in accordance with applicable PRC Law, duly registered with the relevant PRC Governmental Authorities, obtained and maintained the validity of all national and local Tax registration certificates and complied with all requirements in all material respects imposed by such Governmental Authorities.

(c)                                  The representations and warranties contained in this Section 3.16 are the only representations and warranties of the Company and its Subsidiaries with respect to Taxes, and no other representation or warranty contained in any other section of this Agreement shall apply to any such Tax matters.

Section 3.17                             Permits.  Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have, and are in compliance with the terms of, all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”), and no suspension or cancellation of any such Permits is pending or, to the Knowledge of the Company, threatened.

Section 3.18                             Compliance with Laws.

(a)                                 The Company and each of its Subsidiaries is in compliance in all material respects with all Law and Orders applicable to the Company and its Subsidiaries.  No representation or warranty is made in this Section 3.18 with respect to (a) compliance with the Exchange Act, to the extent such compliance is covered in Section 3.6 and Section 3.9 or (b) applicable laws with respect to Taxes, which are covered solely in Section 3.15(a).

(b)                                 Except as would not have a Company Material Adverse Effect, none of the Company, any of its Subsidiaries nor any director or officer, nor, to the Knowledge of the Company, any employee or agent acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, any of them offered, paid, promised to pay or authorized the payment of any money or anything else of value to any officer, director, employee or official of any other Person acting in an official capacity for any Governmental Authority that would violate Applicable Anti-bribery Law.  Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written communication related to alleged violations of Applicable Anti-bribery Law by the Company or any of its Subsidiaries, or any representative thereof which has not been resolved.

(c)                                  Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, representative, or agent of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(d)                                 The Company is in compliance with the applicable listing and corporate governance rules and regulations of the NYSE, except for any non-compliance that would not have a Company Material Adverse Effect.

Section 3.19                             Litigation.  As of the date hereof, there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries that has had a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is subject to any outstanding Order that has had a Company Material Adverse Effect.

Section 3.20                             Environmental Matters.  Except as would not have a Company Material Adverse Effect, (a) none of the Company or any of its Subsidiaries has violated or is in violation of any Environmental Law; (b) none of the Company or any of its current or former Subsidiaries or any of their assets is or has been subject to any Order with respect to any remediation or other action pursuant to any Environmental Law; (c) each of the Company and its Subsidiaries has all Environmental Permits required for their establishment and operation; and (d) neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will require any investigation, remediation or other action with respect to Hazardous Substances, or any notice to or consent of Governmental Authorities or third parties, pursuant to any applicable Environmental Law or Environmental Permit.  As used herein, (x) the term “Environmental Permits” means all material permits, licenses and other authorizations currently required under any Environmental Law for the operation of the business of the Company and its Subsidiaries as currently conducted and (y) the term “Environmental Law” means any applicable Law relating to: (i) the protection of the environment or (ii) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

Section 3.21                             Interested Party Transactions.  None of the directors or executive officers of the Company or, to the Knowledge of the Company, individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company and its Subsidiaries taken as a whole, since the Company Balance Sheet Date, has had any transaction with the Company or any of its Subsidiaries which is material to the Company and its Subsidiaries taken as a whole (other than employment relationship or serving as a director). The Company and its Subsidiaries have not, since the Company Balance Sheet Date, extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer of the Company.

Section 3.22                             Opinion of Financial Advisor.  The Special Committee has received the written opinion of Citigroup Global Markets Inc., financial advisor to the Special Committee, dated as of the date hereof, to the effect that, as of the date of such opinion and subject to and based upon the various limitations, qualifications and assumptions set forth therein, the Per Share Merger Consideration to be received by the holders of Company Shares (other than Excluded Shares and Company Restricted Shares) is fair, from a financial point of view, to such holders and the Per ADS Merger Consideration to be received by the holders of ADSs (other than ADSs representing Excluded Shares) is fair, from a financial point of view, to such holders.

Section 3.23                             Brokers.  Except for Citigroup Global Markets Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.24                             Anti-Takeover Provisions. The Company has taken all necessary actions necessary to exempt this Agreement, the Merger and the other transactions contemplated hereby from any Takeover Statute or the Rights Agreement.

Section 3.25                             No Other Company Representations or Warranties.  Except for the representations and warranties set forth in this Article III, neither the Company nor any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations (including with respect to any information provided or made available to Parent, Merger Sub, their Affiliates or any of their respective shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person), and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Sub, or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1                                    Organization; Good Standing.  Parent is exempted company with limited liability incorporated under the laws of the Cayman Islands and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets. Merger Sub is an exempted company with limited liability duly organized and validly existing under the Laws of the Cayman Islands and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its properties and assets.  Each of Parent and Merger Sub is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.  Parent has delivered or made available to the Company complete and correct copies of the memorandum and articles of association and/or other constituent documents, as amended to date, of Parent and Merger Sub.

Section 4.2                                    Corporate Power; Enforceability.  Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 4.3                                    Non-Contravention.  The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the memorandum and articles of association of Parent or Merger Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (c) assuming the Consents referred to in Section 3.5 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their properties or assets are bound or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.4                                    Required Governmental Approvals.  No Consent of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, except (a) the filing and registration of the Plan of Merger with the Registrar of Companies and the publication of notice of the Merger in the Cayman Islands Government Gazette, and such filings with Governmental Authorities to satisfy the applicable laws of states in which the Company and its Subsidiaries are qualified to do business, (b) such filings and approvals as may be required by any United States federal or state securities laws, including compliance with any applicable requirements of the Exchange Act, and the filing of the Proxy Statement and the Schedule 13E-3, (c) the Parent Required Approvals and (d) such other Consents, the failure of which to obtain would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.5                                    Litigation.

As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Parent or any of its Affiliates, threatened in writing against or affecting Parent or Merger Sub or any of their Affiliates or any of their respective properties that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder. Neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.6                                    Ownership of Company Share Capital.  As of the date hereof, other than the Rollover Securities owned by the Rollover Securityholder, neither Parent nor any of its Subsidiaries owns (beneficially (as such term is used in Rule 13d-3 promulgated under the Exchange Act), of record or otherwise) any Company Shares (including Company Shares represented by ADSs) or Company Securities or Subsidiary Securities (or any other economic interest through derivative securities or otherwise in the Company or any Subsidiary of the Company).

Section 4.7                                    Brokers.  Except for Duff & Phelps, LLC and China International Capital Corporation, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission payable by the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective Affiliates.

Section 4.8                                    Operations of Parent and Merger Sub.  Each of Parent and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, neither Parent nor Merger Sub will have engaged in any other business activities or have any assets, liabilities or obligations other than as contemplated by this Agreement.

Section 4.9                                    Capitalization of Merger Sub.  The authorized share capital of Merger Sub consists of 50,000 shares, par value $1.00 per share, one (1) of which are validly issued and outstanding as of the date hereof and as of immediately prior to the Effective Time. Parent owns one hundred percent (100%) of the issued and outstanding share capital of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the transactions contemplated hereby.

Section 4.10                             Financing.

(a)                                 Parent has delivered to the Company true, complete and correct copies of (i) an executed commitment letter, dated July 31, 2016, from the financial institution named therein (as the same may be amended or modified pursuant to Section 6.3, the “Debt Commitment Letter”) confirming its commitment, subject to the terms and conditions therein, to provide or cause to be provided the aggregate debt amounts set forth therein for the purpose of financing the transactions contemplated by this Agreement, including the Merger (the “Debt Financing”), (ii) executed equity commitment letters, dated August 1, 2016, between Parent and each of the Sponsors (each an “Equity Commitment Letter”), pursuant to which such Sponsor has committed to purchase, or cause the purchase of, for cash, subject to the terms and conditions therein, equity securities of Parent up to the aggregate amount set forth therein (collectively, the “Equity Financing”), and (iii) the Support Agreement (together with the Debt Commitment Letter and the Equity Commitment Letters, the “Financing Commitments”), pursuant to which, subject to the terms and conditions therein, the Rollover Securityholder have committed to transfer to Parent, immediately prior to the Effective Time, the Company Securities (including Company Shares represented by ADSs) set forth therein and to consummate the transactions contemplated by this Agreement, including the Merger (together with the Debt Financing and the Equity Financing, the “Financing”). Parent has also delivered to the Company a true, complete and correct copy of any fee letter in connection with the Debt Financing (it being understood that any such fee letter provided to the Company may be redacted to omit the numerical fee amounts provided therein) (any such fee letter, a “Fee Letter”).

(b)                                 As of the date hereof, (i) the Financing Commitments, in the form so delivered to the Company, are in full force and effect and are the legal, valid and binding obligations of Parent, Merger Sub and other parties thereto, (ii) none of the Financing Commitments have been amended or modified and no such amendment or modification is contemplated, (iii) the respective commitments contained in the Financing Commitments have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated and (iv) no breach or default under the Financing Commitment has occurred and no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Financing Commitments by Parent, Merger Sub or any other party thereto.  Assuming the Financing occurs in accordance with the Financing Commitments, the proceeds contemplated by the Financing Commitments will be sufficient for Parent, Merger Sub and their Affiliates to (1) consummate the transactions contemplated by this Agreement, including the Merger, on the terms contemplated by this Agreement, and (2) pay any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith.  The Financing Commitments contain all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Parent or Merger Sub on the terms and conditions therein. Parent and Merger Sub do not have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be available to Parent and Merger Sub at the time required to consummate the transactions contemplated by this Agreement, including the Merger. Each of the Support Agreement and Equity Commitment Letters provides that the Company and Changzhou Trina Solar Energy Co., Ltd. (常州天合光能有限公司), a wholly-owned subsidiary of the Company established in the PRC (the “Designated Company Recipient”) is a third party beneficiary thereto with respect to the provisions therein, and the Company and the Designated Company Recipient are entitled to specific performance of the terms and conditions thereof, in addition to any other remedy at law or equity.  Parent and Merger Sub have fully paid or caused to be paid any and all commitment fees or other fees that have been incurred and are due and payable in connection with the Financing Commitments prior to or in connection with the execution of this Agreement, and Parent and Merger Sub will pay when due all other commitment fees and other fees arising under the Financing Commitments as and when they become due and payable thereunder.  There are no side letters or other oral or written Contracts to which Parent, the Rollover Securityholder, the Sponsors, the Guarantors or any of its or their respective Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than (i) as expressly set forth in the Financing Commitments, (ii) the Fee Letters, and (iii) any customary engagement letter(s) and non-disclosure agreement(s) (complete copies of which have been provided to the Company) that do not impact the conditionality or amount of the Financing.  The parties hereto agree that it shall not be a condition to Closing for Parent or Merger Sub to obtain the Financing or the Alternative Debt Financing.

Section 4.11                             Limited Guarantees. Concurrently with the execution of this Agreement, Parent has caused the Guarantors to deliver to the Company a duly executed Limited Guarantee. The Limited Guarantee is in full force and effect and constitutes a legal, valid, binding and specifically enforceable obligation of the Guarantors, and no event has occurred, which, with or without notice, lapse of time or both, would constitute a default on the part of any Guarantor under the Limited Guarantee.

Section 4.12                             Shareholder and Management Arrangements.  Other than the Buyer Group Contracts, neither Parent or Merger Sub, or any of their respective Affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any shareholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment).  Parent and Merger Sub have delivered to the Company a complete and correct copy of each of the Buyer Group Contracts.

Section 4.13                             No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge and agree that (a) neither the Company nor any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Parent, Merger Sub, their Affiliates or any of their respective shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, and (b) neither the Company nor any of its Subsidiaries, nor or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, or the use by Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, of any such information provided or made available to any of them by the Company or any of its Subsidiaries, or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, in “data rooms,” confidential information memoranda, management presentations or otherwise in anticipation or contemplation of the Merger or any other transactions contemplated by this Agreement.

Section 4.14                             Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent, Merger Sub, their Affiliates and their respective shareholders, directors, officers, employees, agents, representatives or advisors, Parent, Merger Sub, their Affiliates and their respective shareholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, and their respective shareholders, directors, officers, employees, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company, its Subsidiaries and their respective business and operations.  Parent and Merger Sub hereby acknowledge and agree (a) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, (b) that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and (c) that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person, with respect thereto.  Accordingly, Parent and Merger Sub hereby acknowledge and agree that none of the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

Section 4.15                             Solvency. Neither Parent nor Merger Sub is entering into the transactions contemplated hereby with the intent to hinder, delay or defraud any present or future creditors. As of the Effective Time and immediately after giving effect to all of the transactions contemplated by this Agreement, including the Merger and the payment of the aggregate Per Share Merger Consideration and Per ADS Merger Consideration, Share Award Consideration and Note Consideration pursuant hereto, and payment of all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith, (a) the amount of the “fair saleable value” of the assets of each of the Surviving Corporation and its Subsidiaries will exceed (i) the value of all liabilities of the Surviving Corporation and such Subsidiaries, including contingent and other liabilities, and (ii) the amount that will be required to pay the probable liabilities of the Surviving Corporation and such Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured, (b) neither the Surviving Corporation nor any of its Subsidiaries will have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged, and (c) each of the Surviving Corporation and its Subsidiaries will be able to pay its liabilities, including contingent and other liabilities, as they mature.  For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.16                             Independent Investigation.  Parent and Merger Sub have conducted their own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Company and its Subsidiaries, which investigation, review and analysis was performed by Parent, Merger Sub, their respective Affiliates and Representatives.  Each of Parent and Merger Sub acknowledges that it, its Affiliates and their respective Representatives have been provided adequate access to the personnel, properties, facilities and records of the Company and its Subsidiaries for such purpose. In entering into this Agreement, each of Parent and Merger Sub acknowledges that it has relied solely upon the aforementioned investigation, review and analysis and not on any statements, representations or opinions of any of the Company, its Affiliates or their respective Representatives (except the representations and warranties of the Company set forth in Article III and in any certificate delivered pursuant to this Agreement).

ARTICLE V
COVENANTS OF THE COMPANY

Section 5.1                                    Interim Conduct of Business.

(a)                                 Except as (i) contemplated, required or permitted by this Agreement, (ii) required by applicable Law, (iii) set forth in Section 5.1(a) of the Company Disclosure Letter, or (iv) approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and each of its Subsidiaries shall use commercially reasonable efforts to (A) carry on its business in the ordinary course in substantially the same manner as heretofore conducted in all material respects, and (B) preserve substantially intact its business organization and preserve the current relationships of the Company and each of its Subsidiaries with material customers, suppliers and other Persons with whom the Company or any of its Subsidiaries has significant business relations as is reasonably necessary.

(b)                                 Except as (i) contemplated, required or permitted by this Agreement, (ii) required by applicable Law, (iii) set forth in Section 5.1(b) of the Company Disclosure Letter, or (iv) approved by Parent (which approval will not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 5.1(a)):

(i)                                     amend its memorandum of association, articles of association or comparable organizational documents;

(ii)                                  issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for (A) the issuance and sale of Company Shares (including Company Shares represented by ADSs) pursuant to Company Share Awards, (B) grants to employees or directors of Company Share Awards issued in the ordinary course of business consistent with past practice;

(iii)                               directly or indirectly acquire, repurchase or redeem any Company Securities, except in connection with Tax withholdings and settlements upon the exercise or vesting of Company Share Awards;

(iv)                              (A) split, combine, subdivide or reclassify any shares, or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares, or make any other actual, constructive or deemed distribution in respect of shares, except for cash dividends made by any direct or indirect Subsidiary of the Company to the Company or one of its Subsidiaries;

(v)                                 propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, except for (A) the transactions contemplated by this Agreement or (B) the dissolution or reorganization of a wholly-owned Subsidiary of the Company in the ordinary course of business consistent with past practice;

(vi)                              (A) incur or assume any long-term or short-term debt for borrowed monies or issue any debt securities, except for (1) debt incurred in the ordinary course of business under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date hereof or issuances or repayment of commercial paper in the ordinary course of business consistent with past practice, (2) loans or advances between the Company and any direct or indirect Subsidiaries, or between any direct or indirect Subsidiaries, and (3) debt or debt securities that individually does not exceed $10,000,000 (or an equivalent amount in RMB), (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person in excess of $10,000,000 (or an equivalent amount in RMB) individually or $10,000,000 (or an equivalent amount in RMB) in the aggregate, except with respect to obligations of direct or indirect Subsidiaries of the Company, or (C) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any direct or indirect Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries;

(vii)                           except as may be required by applicable Law, the terms of any Contract or employee benefit plan as in effect on the date hereof or annual grants of cash or equity-based awards consistent with past practice, (A) enter into, adopt, amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, share equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any officer or employee in any manner, except in any such case (1) in connection with the hiring of new officers or employees in the ordinary course of business consistent with past practice, and (2) in connection with the promotion of officers or employees in the ordinary course of business consistent with past practice, or (B) increase the compensation payable or to become payable to any officer or employee, pay or agree to pay any special bonus or special remuneration to any officer or employee, or pay or agree to pay any benefit not required by any plan or arrangement as in effect as of the date hereof, except in the ordinary course of business consistent with past practice;

(viii)                        except as may be required as a result of a change in applicable Law or in GAAP or any interpretation thereof, make any material change in any of the accounting principles or practices used by it;

(ix)                              (A) make or change any material Tax election, other than in the ordinary course of business and consistent with past practice, (B) settle or compromise any material income Tax liability, or (C) consent to any extension or waiver of any limitation period with respect to any claim or assessment for material Taxes, in each case to the extent such election, settlement, compromise, extension, waiver or other action would have the effect of materially increasing the Tax liability of the Company or any of its Subsidiaries for any period ending after the Closing Date or materially decreasing any Tax attribute of the Company or any of its Subsidiaries existing on the Closing Date;

(x)                                 other than in the ordinary course of business consistent with past practice, (A) acquire (by merger, consolidation or acquisition of stock or assets) any other Person or any material equity interest therein with a value in excess of $30,000,000 (or an equivalent amount in RMB) individually or $30,000,000 (or an equivalent amount in RMB) in the aggregate or (B) dispose of any properties or assets of the Company or its Subsidiaries, which are material to the Company and its Subsidiaries, taken as a whole;

(xi)                              adopt, propose, effect or implement any “shareholder rights plan,” “poison pill” or similar arrangement; or

(xii)                           enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by this Section 5.1(b).

(c)                                  Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time.

Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

Section 5.2                                    No Solicitation.

(a)                                 Subject to Section 5.2(b), the Company and its Subsidiaries shall not, nor shall they authorize or permit any of their respective Representatives to (i) solicit, initiate or induce the making, submission or announcement of, or encourage, facilitate or assist, an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal, or (v) enter into any Contract contemplating or otherwise relating to an Acquisition Transaction.

(b)                                 Notwithstanding anything to the contrary set forth in Section 5.2(a), the Company Board (acting through the Special Committee, if in existence), may, directly or indirectly through the Company’s Representatives, (i) contact any Person that has made an Acquisition Proposal to clarify and understand the terms and conditions thereof in order to assess whether such Acquisition Proposal is reasonably expected to lead to a Superior Proposal, (ii) participate or engage in discussions or negotiations with any Person that has made a bona fide, written Acquisition Proposal and that the Company Board (acting through the Special Committee, if in existence) determines in good faith, after consultation with its financial advisor and outside legal counsel, either constitutes or is reasonably expected to lead to a Superior Proposal, and/or (iii) furnish to any Person that has made a bona fide, written Acquisition Proposal any non-public information relating to the Company or any of its Subsidiaries and/or afford to any Person that has made a bona fide, written Acquisition Proposal access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company or any of its Subsidiaries, in each case under this clause (iii) pursuant to a confidentiality agreement on terms no less favorable, in the aggregate, to the Company than those contained in the Confidentiality Agreements; provided that in the case of any action taken pursuant to the preceding clauses (ii) or (iii), the Company Board (acting through the Special Committee, if in existence) determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(c)                                  The Company shall notify Parent as promptly as practicable (and in any event within forty-eight (48) hours after the Company has Knowledge thereof), orally and in writing, of any Acquisition Proposal, specifying (x) the material terms and conditions thereof (including material amendments or proposed material amendments), and (y) the identity of the party making such proposal. The Company shall keep Parent informed, on a reasonably current basis (and in any event within forty-eight (48) hours of the occurrence of any material changes, developments, discussions or negotiations), of the status and terms of any such proposal and of any material changes in the status and terms of any such proposal

(including the material terms and conditions thereof). Without limiting the foregoing, the Company shall (A) promptly notify Parent orally and in writing if it determines to initiate actions concerning such proposal as permitted by this Section 5.2, and (B) provide Parent with twenty-four (24) hours prior notice (or such lesser prior notice as is provided to the members of the Company Board or members of the Special Committee) of any meeting of the Company Board or Special Committee at which the Company Board or Special Committee, as applicable, is reasonably expected to consider such proposal.

Section 5.3                                    Company Board Recommendation.

(a)                                 Subject to the terms of Section 5.3(b) and this Section 5.3(c), the Company Board shall recommend that the Company Shareholders authorize and approve this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby (including the Merger) (the “Company Board Recommendation”).

(b)                                 Neither the Company Board nor any committee thereof (including the Special Committee) shall (A) withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, the Company Board Recommendation (B) take any action or make any other public statement in connection with the Shareholders’ Meeting inconsistent with the Company Board Recommendation, or (C) if a tender offer or exchange offer subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by its shareholders within ten (10) Business Days after commencement (any of such actions described in the foregoing clauses (A), (B) or (C), a “Company Board Recommendation Change”); provided that a “stop, look and listen” communication by the Company Board or the Special Committee, if in existence, to the Company Shareholders pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication, shall not be deemed to be a Company Board Recommendation Change.  Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to obtaining the Shareholder Approval, the Company Board (upon the unanimous recommendation of the Special Committee) or the Special Committee may determine, in its good faith judgment and upon advice by outside legal counsel, a bona fide written Acquisition Proposal constitutes a Superior Proposal and may effect a Company Board Recommendation Change with respect to such Superior Proposal, but only if: (i) the Company shall have complied with the requirements of Section 5.2 with respect to such Acquisition Proposal; (ii) the Company has provided Parent at least five (5) Business Days’ written notice (the “Notice Period”) that it intends to effect a Company Board Recommendation Change with respect to such Superior Proposal, describing in reasonable detail the material terms and conditions of such Superior Proposal and the reasons for such Company Board Recommendation Change (a “Recommendation Change Notice”) (it being agreed that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement); (iii) if requested by Parent, the Company shall make its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the period beginning at 5:00 p.m. Hong Kong Time on the day of delivery by the Company to Parent of such Recommendation Change Notice and ending five (5) Business Days later at 5:00 p.m. Hong Kong Time; provided that any material modifications to such Acquisition Proposal that the Company Board or the Special Committee has determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 5.3 (provided that any additional Notice Period shall be reduced to three (3) Business Days); and (iv) following the end of such Notice Period(s) (and any renewed period thereof), the Company Board (upon the unanimous recommendation of the Special Committee) or the Special Committee determines, in its good faith judgment, after consultation with a financial advisor of internationally recognized reputation and outside legal counsel, and after considering the terms of any proposed modification or amendment to this Agreement by Parent, that (x) the Acquisition Proposal continues to constitute a Superior Proposal and (y) with respect to a Company Board Recommendation Change, failure to effect Company Board Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)                                  Notwithstanding anything in this Section 5.3 to the contrary, at any time prior to the time the Shareholder Approval is obtained, if an Intervening Event has occurred and the Company Board (upon the recommendation of the Special Committee) or the Special Committee determines, after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel, in its good faith judgment that the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board or the Special Committee may effect a Company Board Recommendation Change; provided that neither the Company Board nor the Special Committee shall effect such Company Board Recommendation Change unless (i) the Company has provided to Parent at least five (5) Business Days’ prior written notice that it intends to take such action and specifying in reasonable detail the facts underlying the decision by the Company Board to take such action, (ii) during such five (5)-Business-Day period, if requested by Parent, the Company has engaged with, and has directed its Representatives to engage with, Parent and its Representatives in good faith negotiations to make such adjustments in the terms and conditions of this Agreement and/or the terms of the Financing Commitments in such a manner that obviates the need for such Company Board Recommendation Change and (iii) following the end of such five (5)-Business-Day period, the Company Board (upon the recommendation of the Special Committee) or the Special Committee determines, in its good faith judgment after having received the advice of a financial advisor of internationally recognized reputation and outside legal counsel, that failure to effect a Company Board Recommendation Change would still reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(d)                                 Nothing in this Agreement shall prohibit the Company Board or the Special Committee, if in existence, from (i) complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal, including taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act (or any similar communication to the Company Shareholders), and (ii) making any disclosure to the Company Shareholders that the Company Board or the Special Committee, if in existence, determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would reasonably be expected to be inconsistent with its fiduciary duties to the Company Shareholders under applicable Law; provided that if such disclosure includes a Company Board Recommendation Change or has the substantive effect of withdrawing or adversely modifying the Company Board Recommendation, such disclosure shall be deemed to be a Company Board Recommendation Change.

Section 5.4                                    Access.  At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company; provided that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (a) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (b) such documents or information are subject to any attorney-client privilege, work product doctrine or other privilege applicable to such documents or information, or (c) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; provided further that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise affect the rights and remedies available to Parent and Merger Sub hereunder. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries.  Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing.  The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 5.4.

Section 5.5                                    Certain Litigation.  Each party hereto shall promptly advise the other parties hereto of any litigation commenced after the date hereof against such party or any of its directors (in their capacity as such) by any Company Shareholders (on their own behalf or on behalf of the Company) relating to this Agreement or the transactions contemplated hereby, and shall keep the other parties hereto reasonably informed regarding any such litigation.  Each party hereto shall give the other parties hereto the opportunity to consult with such party regarding the defense or settlement of any such shareholder litigation and shall consider such other parties’ views with respect to such shareholder litigation.

ARTICLE VI
COVENANTS OF PARENT AND MERGER SUB

Section 6.1                                    Directors’ and Officers’ Indemnification and Insurance.

(a)                                 The Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or any of its Subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (the “Indemnified Persons”) as in effect at the Effective Time.  In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) cause the articles of association (and other similar organizational documents) of the Surviving Corporation and its Subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable to the Indemnified Person as the indemnification, exculpation and advancement of expenses provisions contained in the articles of association (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such six (6)-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)                                 Without limiting the generality of the provisions of Section 6.1(a), during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law, its memorandum and articles of association and any applicable Contracts in effect on the date hereof, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any Legal Proceeding, to the extent such Legal Proceeding arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the transactions contemplated by this Agreement; provided that if, at any time prior to the sixth (6th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 6.1(b), then the claim asserted in such notice shall survive the sixth (6th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries to) advance, prior to the final disposition of any Legal Proceeding for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such Legal Proceeding upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification. Each of Parent, the Surviving Corporation and the Indemnified Persons shall cooperate in the defense of any Legal Proceeding and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

(c)                                  During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are substantially equivalent to those of the D&O Insurance; provided that in satisfying its obligations under this Section 6.1(c), Parent and the Surviving Corporation shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the amount paid by the Company for coverage for its last full fiscal year (such three hundred percent (300%) amount, the “Maximum Annual Premium”); provided further that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium.  Prior to the Effective Time, notwithstanding anything to the contrary set forth in this Agreement, the Company may purchase a six (6)-year “tail” prepaid policy on the D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policy on the D&O Insurance as of the date hereof; provided that the annual premiums of such “tail” policy shall not exceed the Maximum Annual Premium.  In the event that the Company elects to purchase such a “tail” policy prior to the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Corporation under the first sentence of this Section 6.1(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d)                                 If Parent or the Surviving Corporation or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation, or its properties or assets, as the case may be, shall assume all of the obligations of Parent and the Surviving Corporation set forth in this Section 6.1.

(e)                                  The obligations set forth in this Section 6.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.1, with full rights of enforcement as if a party thereto. The rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives)) under this Section 6.1 shall be in addition to, and not in substitution for, any other rights that such persons may have under the memorandum and articles of association or other equivalent organizational documents of the Company or any of its Subsidiaries, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(f)                                   The obligations and liability of Parent, the Surviving Corporation and their respective Subsidiaries under this Section 6.1 shall be joint and several.

(g)                                  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.1 is not prior to or in substitution for any such claims under such policies.

Section 6.2                                    Obligations of Merger Sub; Authorization by Parent.  Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement. Promptly (and in any event within two (2) Business Days) following the execution of this Agreement, Parent shall take all requisite action in accordance with the Cayman Companies Law and the articles of association of Merger Sub to authorize and approve this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby (including the Merger) in its capacity as the sole shareholder of Merger Sub.

Section 6.3                                    Financing.

(a)                                 Each of Parent and Merger Sub shall (and shall cause the Rollover Securityholder to) take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Financing Commitments, including by (i) maintaining in effect the Financing Commitments, (ii) satisfying on a timely basis all conditions applicable to Parent, Merger Sub or the Rollover Securityholder in the Financing Commitments that are within their control, including paying when due all commitment fees and other fees arising under the Financing Commitments as and when they become due and payable thereunder, (iii) consummating the financing and other transactions contemplated by the Financing Commitments at or prior to the Closing (and in any event prior to the Outside Date), and (iv) fully enforcing the parties’ obligations (and the rights of Parent and Merger Sub) under the Financing Commitments. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated by the Debt Commitment Letter, (x) Parent and Merger Sub shall (and shall cause the Rollover Securityholder to) promptly notify the Company and (y) Parent and Merger Sub shall (and shall cause the Rollover Securityholder to) use their reasonable best efforts to arrange and obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement, including the Merger, with terms and conditions that are no less favorable from the standpoint of the Company than the terms and conditions set forth in the Debt Commitment Letter as promptly as practicable following the occurrence of such event (the “Alternative Debt Financing”).  If Parent, the Rollover Securityholder or any of their respective Affiliates becomes aware of the existence of any fact or event that would reasonably be expected to cause the Debt Financing to become unavailable on the terms and conditions contemplated by the Debt Commitment Letter, Parent and Merger Sub shall (and shall cause the Rollover Securityholder to) use their reasonable best efforts to either cure or eliminate such fact or event, or to arrange and obtain the Alternative Debt Financing.  Parent shall promptly provide a true, correct and complete copy of each alternative financing agreement (together with a redacted copy of any related fee letter) to the Company.  In the event Alternative Debt Financing is obtained, any reference in this Agreement to “Debt Financing” shall include Alternative Debt Financing.

(b)                                 Neither Parent nor Merger Sub shall (and each of them shall cause the Rollover Securityholder not to) amend, alter or waive, or agree to amend, alter or waive (in any case whether by action or inaction), any term of the Financing Commitments without the prior written consent of the Company (or, if in existence, the Special Committee).  Parent shall promptly (and in any event within one (1) Business Day) notify the Company of (i) the expiration or termination (or attempted or purported termination, whether or not valid) of any Financing Commitment, (ii) any breach of any material provisions of any of the Financing

Commitments by any party thereto or (iii) any refusal by the parties to the Financing Commitments to provide, any stated intent by the parties to the Financing Commitments to refuse to provide, or any expression of concern or reservation by the parties to the Financing Commitments regarding their obligation and/or ability to provide, the full financing contemplated by the Financing Commitments.

(c)                                  Prior to the Closing, the Company shall use its reasonable best efforts to cause its Representatives to provide to Parent and Merger Sub any cooperation reasonably requested by Parent and Merger Sub in connection with the arrangement of the Debt Financing, including by entering into one or more credit or other agreements on terms reasonably satisfactory to Parent and Merger Sub in connection with the Debt Financing and/or any Alternative Debt Financing immediately prior to the Closing; provided that (i) no obligation of the Company or any of its Subsidiaries under such credit or other agreement shall be effective until Closing, (ii) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries and (iii) neither the Company nor any of the Company’s Subsidiaries shall be required to pay any commitment fee or similar fee or incur any liability with respect to the Debt Financing and/or any Alternative Debt Financing prior to the Closing.  Each of Parent and Merger Sub shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or any of the Company’s Subsidiaries in connection with the foregoing cooperation and shall indemnify and hold harmless the Company, the Company’s Subsidiaries and their respective directors, officers, employees, agents and other representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Debt Financing and/or any Alternative Debt Financing and any information utilized in connection therewith (other than information provided by the Company or any of the Company’s Subsidiaries).

Section 6.4                                    Stock Exchange De-Listing.  Parent shall cause the ADSs to be de-listed from the NYSE and the Company de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 6.5                                    Treatment of Convertible Notes.  Prior to the Effective Time, the Company shall use its commercially reasonable efforts to take all necessary actions required by the terms of the Indenture Agreements, including the giving of any notices required by the Indenture Agreements. The Company shall use its commercially reasonable efforts to take all reasonably necessary actions permitted to be taken prior to the Effective Time and that are within its control such that, in accordance with Sections 14.03 and 14.07 of each of the Indenture Agreements, each outstanding Company Convertible Note shall no longer be convertible into ADSs as of the Effective Time and shall instead be convertible thereafter solely into the right to receive certain cash payments as set forth in Section 2.13 of this Agreement. Except as may be required in connection with the foregoing, between the date hereof and the earlier of the Effective Time and the Outside Date, neither the Company nor any of its Subsidiaries shall, without the prior written consent of Parent, amend, modify or waive any provisions of the Company Convertible Notes or the Indenture Agreements or otherwise take any action which would have the effect, whether alone or in combination with any other action, of changing the conversion rate of the Company Convertible Notes (except any change in the conversion rate in connection with the Merger or the other transactions contemplated hereby), if applicable.

ARTICLE VII
ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1                                    Reasonable Best Efforts to Complete.  Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (a) cause the conditions set forth in Article VIII to be satisfied; (b) obtain all necessary actions or non-actions, waivers and Consents by, of, to or in respect of Governmental Authorities (each, a “Governmental Clearance”) and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger and the other transactions contemplated hereby; and (c) in the case of Parent and Merger Sub, settle, as soon as practicable, proceeds from the Financing Commitments in U.S. dollars (including by converting such proceeds into U.S. dollars) in such amount as is sufficient (assuming full performance of the Support Agreement at or prior to the Closing) to (and cause such amount to be available for and utilized in full to) (i) consummate the transactions contemplated by this Agreement, including the Merger, on the terms contemplated by this Agreement, and (ii) pay the aggregate Per Share Merger Consideration, Per ADS Merger Consideration, Share Award Consideration and Note Consideration pursuant hereto and any other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, upon the terms and conditions contemplated hereby and all related fees and expenses associated therewith (such settlement, the “Currency Settlement”).  Without limiting the generality of the foregoing, each of Parent and Merger Sub shall use reasonable best efforts to cause the Sponsors to obtain the Parent Required Approvals.  In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action that, or fail to take any action if such failure, is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement.  Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract, or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.

Section 7.2                                    Regulatory Filings.

(a)                                 Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, and shall cause their respective Representatives to, promptly inform the other of any communication with any Governmental Authority regarding any of the transactions contemplated by this Agreement or in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any

Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) give each other reasonable advance notice of and give each other an opportunity to participate in any oral communications with any Governmental Authority regarding the transactions contemplated hereby, and keep the other party reasonably apprised with respect to all such communications, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the transactions contemplated hereby, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the transactions contemplated hereby, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b).  Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect Confidential Information.

(b)                                 Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any registrations, declarations or filings not expressly contemplated by this Agreement are required to be or should be made, and whether any other consents, waivers, order, approvals, permits or authorizations not expressly contemplated by this Agreement are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

(c)                                  Parent and the Company agree to avoid or eliminate each and every impediment under any antitrust or competition law that may be asserted by any Governmental Authority or any other party so as to enable the parties to consummate the transactions contemplated hereby as promptly as practicable and in any event prior to the Outside Date.

Section 7.3                                    Company Shareholders Meeting.

(a)                                 As promptly as practicable following the date hereof, in cooperation with and subject to the approval of the Special Committee, the Company shall, in accordance with applicable Law (in the case of each of clauses (i) to (iv), unless the Company Board or the Special Committee has effected a Company Board Recommendation Change): (i) prepare and cause to be filed with the SEC as an exhibit to the Schedule 13E-3 a preliminary proxy statement (the “Preliminary Proxy Statement”) relating to this Agreement and the Plan of Merger and the transactions contemplated by this Agreement; (ii) after consultation with Parent respond as promptly as reasonably practicable to any comments made by the SEC with respect to the Preliminary Proxy Statement (including filing as promptly as reasonably practicable any amendments or supplements thereto necessary to be filed in response to any such comments or as required by Law); (iii) use reasonable best efforts to have the SEC confirm that it has no further comments thereto; and (iv) cause a definitive proxy statement, letter to shareholders, notice of meeting and form of proxy accompanying the proxy statement that will be provided to the Company Shareholders in connection with the solicitation of proxies for use at the Company Shareholders Meeting (collectively, as amended or supplemented, the “Proxy Statement”), to be mailed to the Company Shareholders at the earliest practicable date after the date that the SEC confirms it has no further comments. Parent and Merger Sub shall as promptly as practicable furnish all information as the Company may reasonably request and otherwise cooperate with and assist the Company, at the Company’s reasonable request, in connection with the preparation of the Preliminary Proxy Statement, the Proxy Statement and the other actions to be taken by the Company under this Section 7.3(a).

(b)                                 Unless the Company Board or the Special Committee has effected a Company Board Recommendation Change, the Company, in cooperation with and subject to the approval of the Special Committee, and Parent shall cooperate to: (i) concurrently with the preparation of the Preliminary Proxy Statement and the Proxy Statement (including any amendments or supplements thereto), jointly prepare and file with the SEC the Schedule 13E-3 relating to the transactions contemplated hereby and furnish to each other all information concerning such party as may be reasonably requested by the other party in connection with the preparation of the Schedule 13E-3; (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and consult with each other prior to providing such response; (iii) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law; (iv) have cleared by the SEC the Schedule 13E-3; and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company Shareholders any supplement or amendment to the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Company Shareholders Meeting.

(c)                                  Unless the Company Board or the Special Committee shall have effected a Company Board Recommendation Change, the Company shall, in accordance with applicable Law, notify Parent promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Schedule 13E-3, the Preliminary Proxy Statement or the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Schedule 13E-3, the Preliminary Proxy Statement or the Proxy Statement. The Company shall give Parent a reasonable opportunity to comment on any correspondence with the SEC or its staff or any proposed material to be included in the Schedule 13E-3, the Preliminary Proxy Statement or the Proxy Statement prior to transmission to the SEC or its staff and shall not, unless required by Law, transmit any such material to which Parent reasonably objects. If the Company discovers at any time prior to the Company Shareholders Meeting any information that, pursuant to the Exchange Act, is required to be set forth in an amendment or supplement to the Proxy Statement, then the Company, in cooperation with and subject to the approval of the Special Committee, shall promptly transmit such amendment or supplement to the Company Shareholders.

(d)                                 Unless the Company Board or the Special Committee has effected a Company Board Recommendation Change, the Company, in cooperation with and subject to the approval of the Special Committee, shall (i) in accordance with applicable Law, establish a record date for and duly call an extraordinary general meeting of the Company Shareholders (the “Company Shareholders Meeting”) as promptly as reasonably practicable following the date hereof for the purposes of considering and, if thought fit by the Company Shareholders, passing resolutions to authorize and approve this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby (including the Merger), (ii) use reasonable best efforts to solicit the authorization and approval of this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby (including the Merger) by the Company Shareholders and (iii) include in the Proxy Statement the Company Board Recommendation. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Shareholders Meeting as and to the extent: (1) required by applicable Law; or (2) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Company Shares (including Company Shares represented by ADSs) represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting; or (3) if in the good faith judgment of the Company Board or, if in existence, the Special Committee, the failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(e)                                  Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 5.3, in connection with any disclosure regarding a Company Board Recommendation Change, the Company shall not be required to provide Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) or permit Parent or Merger Sub to participate in any discussions with the SEC regarding the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, with respect to such disclosure.

Section 7.4                                    Anti-Takeover Laws.  In the event that any Takeover Statute is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such Law on this Agreement and the transactions contemplated hereby.

Section 7.5                                    Public Statements and Disclosure.  None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or Governmental Authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use its reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided that the restrictions set forth in this Section 7.5 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to Section 5.3 or following a Company Board Recommendation Change.

Section 7.6                                    Actions Taken at Direction of Parent; Knowledge of Parent.  Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, including, without limitation, Article VI and Article VII hereof, if the alleged breach is the proximate result of action or inaction taken by the Company or any of its Subsidiaries at the direction of Parent or any of its Affiliates, or any officer or director of any of the foregoing without the approval or direction of the Company Board (acting with the concurrence of the Special Committee) or the Special Committee. Neither Parent nor Merger Sub shall have any right to (a) terminate this Agreement under Section 9.1(j), (b) claim that the condition to the obligations of Parent and Merger Sub set forth in Section 8.2(a) has failed to be satisfied or (c) claim any damage or seek any other remedy at law or in equity, in each case for any breach or inaccuracy in the representations and warranties made by the Company in Article III to the extent the Rollover Securityholder has actual knowledge of such breach or inaccuracy as of the date of this Agreement.

Section 7.7                                    Confidentiality.  Each party hereto hereby acknowledges that (i) each of Mr. Jifan Gao, Great Zhongou Asset Management (Shanghai) Co., Ltd. and Milestone Capital Management Limited Beijing has respectively executed a confidentiality agreement, dated as of January 21, 2016, with the Company and (ii) Shanghai Xingsheng Equity Investment & Management Co., Ltd. has executed a confidentiality agreement, dated as of January 22, 2016, with the Company, each of which will continue in full force and effect in accordance with its terms (collectively, the “Confidentiality Agreements”).

ARTICLE VIII
CONDITIONS TO THE MERGER

Section 8.1                                    Conditions to the Obligations of Each Party.  The respective obligations of Parent, Merger Sub and the Company to consummate the Merger shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company (subject to the approval of the Special Committee), at or prior to the Effective Time, of each of the following conditions:

(a)                                 Shareholder Approval.  The Company shall have received the Shareholder Approval.

(b)                                 Parent Required Approvals.  All the Parent Required Approvals have been received.

(c)                                  No Legal Prohibition.  No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal in any jurisdiction in which the Company has material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction in which the Company has material business or operations, or (ii) issued or granted any Order that has the effect of making the Merger illegal in any jurisdiction in which the Company has material business or operations or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in any jurisdiction in which the Company has material business or operations.

Section 8.2                                    Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)                                 Representations and Warranties.  (i) The representations and warranties of the Company set forth in Section 3.2, Section 3.3 and Section 3.4 shall be true and correct in all respects as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date), (ii) the representations and warranties of the Company set forth in Section 3.7 shall be true and correct in all respects (except for de minimus inaccuracies) as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of such date (except for such representation and warranty that addresses matters only as of a particular date, which representation and warranty shall have been true and correct as of such particular date), and (iii) each of the other representations and warranties of the Company set forth in Article III (disregarding for this purpose any limitation or qualification by “materiality” or “Company Material Adverse Effect” or any words of similar import set forth therein) shall be true and correct in all respects as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date), except where the failure of such representations and warranties to be so true and correct, in the aggregate, does not constitute a Company Material Adverse Effect.

(b)                                 Performance of Obligations of the Company.  The Company shall have performed or complied with in all material respects the obligations that are to be performed or complied with by it under this Agreement at or prior to the Effective Time.

(c)                                  No Material Adverse Effect.  No Company Material Adverse Effect shall have occurred since the date of this Agreement and be continuing.

(d)                                 Officer’s Certificate.  Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

Section 8.3                                    Conditions to the Company’s Obligations to Effect the Merger.  The obligations of the Company to consummate the Merger shall be subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company, subject to the approval of the Special Committee:

(a)                                 Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date), except (i) for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under this Agreement and (ii) for changes contemplated by this Agreement.

(b)                                 Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed or complied with in all material respects the obligations that are to be performed or complied with by Parent and Merger Sub under this Agreement at or prior to the Effective Time.

(c)                                  Officer’s Certificate.  The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by duly authorized officers thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER

Section 9.1                                    Termination.  This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)                                 at any time prior to the Effective Time (notwithstanding the prior receipt of the Shareholder Approval), by mutual written agreement of Parent and the Company (acting through the Special Committee, if in existence);

(b)                                 by either the Company (acting through the Special Committee, if in existence) or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Shareholder Approval), in the event that the Effective Time shall not have occurred on or before August 1, 2017 (such date referred to herein as the “Outside Date”); provided that the right to terminate this Agreement pursuant to this Section 9.1(b) (i) shall not be available to the Parent or Merger Sub if the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (excluding any condition related to the Currency Settlement or any Parent Required Approval with respect thereto and conditions that by their terms are to be satisfied on the Closing Date), and (ii) shall not be available to any party hereto (A) whose actions or omissions have been a principal cause of, or primarily resulted in, the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement or (B) that is in material breach of this Agreement;

(c)                                  by either the Company (acting through the Special Committee, if in existence) or Parent, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Shareholder Approval at the Company Shareholders Meeting or at any adjournment thereof at which a vote is taken on this Agreement, the Plan of Merger and the transactions contemplated hereby and thereby (including the Merger);

(d)                                 by either the Company (acting through the Special Committee, if in existence) or Parent, if any Law or Order having the effect set forth in Section 8.1(c) hereof shall have become final and non-appealable; provided that the right to terminate this Agreement under this Section 9.1(d) shall not be available to any party whose actions or omissions have been a principal cause of, or primarily resulted in, the issuance of such final, non-appealable Law or Order; provided, further, that prior to termination pursuant to this Section 9.1(d), each of Parent and Merger Sub shall have used its reasonable best efforts to resist, appeal, obtain Consent under, resolve or lift, as applicable, such Law or Order and shall have complied in all material respects with its obligations under Section 7.1;

(e)                                  by the Company (acting through the Special Committee, if in existence), prior to obtaining the Shareholder Approval, in order to enter into a letter of intent, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other contract, commitment or agreement relating to a Superior Proposal in accordance with Section 5.3(b); provided that the Company shall have paid any amounts due pursuant to Section 9.3(b) in accordance with the terms, and at the times, specified therein;

(f)                                   by the Company (acting through the Special Committee, if in existence), prior to obtaining the Shareholder Approval, in connection with making a Company Board Recommendation Change in accordance with Section 5.3(c); provided that the Company shall have paid any amounts due pursuant to Section 9.3(b) in accordance with the terms, and at the times, specified therein;

(g)                                  by the Company (acting through the Special Committee, if in existence), at any time prior to the Effective Time (notwithstanding the prior receipt of the Shareholder Approval), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.1 or Section 8.3 would not be satisfied and shall have failed to cure such breach within thirty (30) Business Days after Parent has received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(g) in respect of the breach set forth in any such written notice (A) at any time during such thirty (30) Business Day period, and (B) at any time after such thirty (30) Business Day period if Parent and Merger Sub shall have cured such breach during such thirty (30) Business Day period);

(h)                                 by the Company (acting through the Special Committee, if in existence), in the event that (i) the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (excluding any condition related to the Currency Settlement or any Parent Required Approval with respect thereto and conditions that by their terms are to be satisfied on the Closing Date), (ii) the Company has irrevocably confirmed by notice to Parent that all of the conditions set forth in Section 8.3 have been satisfied or that the Company is willing to waive any unsatisfied conditions in Section 8.3 and that the Company is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within three (3) months after the satisfaction of the last to be satisfied or waived of the conditions set forth in Section 8.1 and Section 8.2 (excluding any condition related to the Currency Settlement or any Parent Required Approval with respect thereto and conditions that by their terms are to be satisfied on the Closing Date);

(i)                                     by the Company (acting through the Special Committee, if in existence), in the event that (i) the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (excluding conditions that by their terms are to be satisfied on the Closing Date), (ii) the Company has irrevocably confirmed by notice to Parent that all of the conditions set forth in Section 8.3 have been satisfied or that the Company is willing to waive any unsatisfied conditions in Section 8.3 and that the Company is ready, willing and able to consummate the Closing and (iii) Parent and Merger Sub fail to complete the Closing within three (3) Business Days following the date the Closing should have occurred pursuant to Section 2.2;

(j)                                    subject to Section 7.6, by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Shareholder Approval), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect, and (ii) the Company shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied and shall have failed to cure such breach within thirty (30) Business Days after the Company has received written notice of such breach from Parent (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(j) in respect of the breach set forth in any such written notice (A) at any time during such thirty (30) Business Day period, and (B) at any time after such thirty (30) Business Day period if the Company shall have cured such breach during such thirty (30) Business Day period); or

(k)                                 by Parent, in the event that the Company Board or the Special Committee shall have effected and not withdrawn a Company Board Recommendation Change.

Section 9.2                                    Notice of Termination; Effect of Termination.  Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable.  In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, Affiliate, agent or other Representative of such party or parties) to the other party or parties hereto, as applicable, except for the terms of Article I, Section 7.5, Section 7.6, Section 7.7, this Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.3                                    Fees and Expenses.

(a)                                 General.  Except as otherwise set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b)                                 Company Payments.  In the event that this Agreement is terminated (i) by the Company pursuant to Section 9.1(e) or Section 9.1(f); (ii) by Parent pursuant to Section 9.1(j) or Section 9.1(k); or (iii) by either Parent or the Company pursuant to Section 9.1(c), if (A) at or prior to the termination of this Agreement, a third party shall have delivered to the Company Board a bona fide Acquisition Proposal (provided that for purposes of this Section 9.3(b), all references to “20%” in the definition of “Acquisition Proposal” shall be deemed to references to “50%”) and such Acquisition Proposal shall not have been withdrawn prior to the termination of this Agreement (such Acquisition Proposal, the “Outstanding Proposal”), and (B) within twelve (12) months after the termination of this Agreement, the transactions contemplated by the Outstanding Proposal are consummated, the Company shall pay to Parent the Company Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after such termination. The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion, whether or not the Company Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(c)                                  Parent Payments.  In the event that this Agreement is terminated (i) by the Company pursuant to Section 9.1(g), Section 9.1(h) or Section 9.1(i) or (ii) by either the Company or Parent pursuant to Section 9.1(b) or Section 9.1(d) and at the time of such termination, any Parent Required Approvals by, of, to or in respect of NDRC or MOFCOM has not been obtained, then in each case, Parent shall pay to the Designated Company Recipient the Parent Termination Fee (or the RMB equivalent, at the election of the Designated Company Recipient and at the then-prevailing exchange rate as reasonably determined by the Company), by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, within two (2) Business Days after such termination; provided, however, in the event that this Agreement is terminated (A) by either the Company or Parent pursuant to Section 9.1(d) and Section 9.3(c)(ii) does not apply, or (B) by the Company pursuant to Section 9.1(h), Parent and Merger Sub have duly carried out its obligations under and have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect (including Section 7.1), Parent shall pay to the Designated Company Recipient an amount equal to $5,000,000 (or the RMB equivalent, at the election of the Designated Company Recipient and at the then-prevailing exchange rate as reasonably determined by the Company), by wire transfer of immediately available funds to an account or accounts designated in writing by the Company, within two (2) Business Days after such termination. The parties hereto acknowledge and hereby agree that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(d)                                 Late Payment. The Company, Parent and Merger Sub acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated hereby and without the agreements contained in this Section 9.3, the parties would not have entered into this Agreement.  Accordingly, in the event that the Company or Parent shall fail to pay the Company Termination Fee or the Parent Termination Fee, as applicable, when due, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a Legal Proceeding which results in a judgment against the other party for such payment (or any portion thereof), such paying party shall pay the other party such other party’s actually incurred and reasonably documented expenses (including reasonable attorneys’ fees and expenses) in connection with such Legal Proceeding, together with interest on such unpaid Company Termination Fee or the Parent Termination Fee, as applicable, at the annual rate of one percent (1%) plus the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment is actually received.

(e)                                  Limitation.  Notwithstanding anything to the contrary in this Agreement, (i) the Designated Company Recipient’s receipt of the Parent Termination Fee from Parent pursuant to Section 9.3(c) or the guarantee thereof pursuant to the Limited Guarantee shall, subject to Section 10.7(b), be the sole and exclusive remedy of the Company and its Subsidiaries against Parent, Merger Sub, or any of their respective Affiliates and Representatives for any loss suffered as a result of any breach of any representation and warranty, covenant or agreement or the failure of the Merger to be consummated, and upon payment of such amount, none of Parent, Merger Sub or any of their respective Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement and (ii) Parent’s receipt of the Company Termination Fee from the Company pursuant to Section 9.3(b) shall, subject to Section 10.7(b), be the sole and exclusive remedy of Parent, Merger Sub, the Guarantors and their respective Affiliates against the Company, its Subsidiaries and any of their respective Representatives for any loss suffered as a result of any breach of any representation and warranty, covenant or agreement or the failure of the Merger to be consummated, and upon payment of such amount, none of the Company, its Subsidiaries or any of their respective Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, subject to Section 10.7(b), (A) under no circumstances will the Company be entitled to monetary damages in excess of the amount of the Parent Termination Fee, (B) under no circumstances will Parent be entitled to monetary damages in excess of the amount of the Company Termination Fee, (D) while the Company may pursue both a grant of specific performance and the payment of the Parent Termination Fee under Section 9.3(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Parent Termination Fee and (E) while Parent may pursue both a grant of specific performance and the payment of the Company Termination Fee under Section 9.3(b), under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance and any money damages, including all or any portion of the Company Termination Fee.

Section 9.4                                    Amendment.  Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided that (a) any such amendment by the Company shall require the approval of the Special Committee and (b) in the event that the Company has received the Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under the Cayman Companies Law without obtaining such approval.

Section 9.5                                    Extension; Waiver.  At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein.  Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE X
GENERAL PROVISIONS

Section 10.1                             Survival of Representations, Warranties and Covenants.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2                             Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of delivery), in each case to the intended recipient as set forth below:

(a)                                 if to Parent or Merger Sub to:

Fortune Solar Holdings Limited

Portcullis TrustNet (Cayman) Ltd.

The Grand Pavilion Commercial Centre

Oleander Way, 802 West Bay Road, P. O. Box 32052

Grand Cayman, KY1-1208, Cayman Islands

Attention: Gao Jifan

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
30th Floor, China World Office 2
1 Jianguomenwai Avenue
Beijing 100004, PRC
Attention:                                         Peter X. Huang (peter.huang@skadden.com)
Facsimile:                                         +86 (10) 6535 5577

(b)                                 if to the Company, to:

Special Committee of Board of Directors
No. 2 Tian He Road
Trina PV Industrial Park
New District, Changzhou
Jiangsu, People’s Republic of China

Attention: Sean Shao
Email: seanxshao@yahoo.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis

26th Floor, Gloucester Tower, The Landmark

15 Queen’s Road Central

Hong Kong

Attention:                                         David Zhang (david.zhang@kirkland.com)

Jesse Sheley (jesse.sheley@kirkland.com)

Facsimile No.:                   +852-3761-3301

Section 10.3                             Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties.  Subject to the preceding sentence, this Agreement shall (a) be binding upon the parties hereto and their respective successors and permitted assigns and (b) inure to the benefit of the parties hereto and their respective successors and permitted assigns and the Special Committee.

Section 10.4                             Entire Agreement.  This Agreement, the Limited Guarantee, the Financing Commitments and the other documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein and therein, including the Company Disclosure Letter and the Annexes hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided that the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB OR ANY OF THEIR AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE BY) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 10.5                             Third Party Beneficiaries.  Except as provided in the Equity Commitment Letters, Section 6.1 and Section 10.3, Parent, Merger Sub and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.  The parties hereto further agree that the rights of third party beneficiaries under Section 6.1 shall not arise unless and until the Effective Time occurs.  Subject to Section 10.3, the representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.5 without notice or liability to any other Person.  Subject to Section 7.6, in some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.6                             Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7                             Remedies.

(a)                                 Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)                                 The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages.  Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent, Merger Sub, the Rollover Securityholder, the Sponsors and/or the Guarantors, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Financing Commitments or the Limited Guarantee, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, the Financing Commitments and the Limited Guarantee, and to specifically enforce the terms and provisions of this Agreement, the Support Agreement, the Equity Commitment Letters and the Limited Guarantee to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement, the Financing Commitments and the Limited Guarantee, and this right shall include the right of the Company to cause Parent and Merger Sub to fully enforce the terms of the Support Agreement against the Rollover Securityholder and the Equity Commitment Letters against the Sponsors to the fullest extent permissible pursuant to the Support Agreement or the Equity Commitment Letters, as applicable, and applicable laws and to thereafter cause the transactions contemplated by this Agreement, including the Merger, to be consummated.  Parent and Merger Sub hereby agree not to (and agree to cause the Rollover Securityholder not to) raise any objections to the availability of the equitable remedy of specific performance as described above in this Section 10.7(b).  If, prior to the Outside Date, any party brings any Legal Proceeding to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date shall automatically be extended by (x) the amount of time during which such Legal Proceeding is pending, plus twenty (20) Business Days or (y) such other time period established by the court of competent jurisdiction presiding over such Legal Proceeding.

(c)                                  Notwithstanding anything herein to the contrary, the parties hereto further acknowledge and agree that the right of the Company, Parent or Merger Sub, to obtain an injunction, specific performance or other equitable relief to cause the Equity Financing to be funded, shall be subject to the satisfaction of each of the following conditions: (A) Parent and Merger Sub are required to consummate the Closing pursuant to Section 2.2, (B) the Debt Financing (and any Alternate Debt Financing, if applicable) has been funded or the lenders party to the Debt Commitment Letter have irrevocably confirmed in writing that all conditions to funding of the Debt Financing (other than funding of the Equity Financing) have been or will be satisfied or waived and the Debt Financing (and any Alternative Financing, if applicable) will be funded at the Effective Time if the Equity Financing is funded at the Effective Time, (C) the Company has irrevocably confirmed in writing that if the Financing is funded, then it would be ready, willing and able to consummate the transactions contemplated hereby, and (D) the Equity Financing has not been funded and Parent and Merger Sub have not completed the Closing by the date the Closing is required to have occurred pursuant to Section 2.2. For the avoidance of doubt, in no circumstance other than as expressly contemplated by this Section 10.7(c) shall the Company be entitled under this Agreement to enforce or seek to enforce specifically any right of Parent or Merger Sub to cause the Equity Financing to be funded if the Debt Financing (or, if applicable, any Alternate Debt Financing) will not be funded at the Effective Time even if the Equity Financing is funded at the Effective Time.

Section 10.8                             Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to the conflicts of law rules of such state, except that the following matters arising out of or relating to this Agreement shall be interpreted, construed and governed by and in accordance with the Laws of the Cayman Islands in respect of which the parties hereto hereby irrevocably submit to the nonexclusive jurisdiction of the courts of the Cayman Islands: the Merger, the vesting of the undertaking, property and liabilities of Merger Sub in the Surviving Corporation, the cancellation of the Company Shares, the rights provided for in Section 238 of the Cayman Companies Law with respect to any Dissenting Shares, the fiduciary or other duties of the Company Board and the directors of Merger Sub and the internal corporate affairs of the Company and Merger Sub.

Section 10.9                             Consent to Jurisdiction.  All litigations, suits, claims, actions, and all judicial, criminal, administrative or regulatory proceedings, hearings, investigations, or formal or informal regulatory document production request proceedings (each, an “Action”) arising out of or relating to this Agreement shall be heard and determined exclusively in any New York federal court sitting in the Borough of Manhattan of The City of New York, provided, however, that if such federal court does not have jurisdiction over such Action, such Action shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York.  Consistent with the preceding sentence, the parties hereto hereby (a) submit to the exclusive jurisdiction of any federal or state court sitting in the Borough of Manhattan of The City of New York for the purpose of any Action arising under the laws of the State of New York out of or relating to this Agreement brought by any party hereto and (b) irrevocably waive, and agree not to assert by way of motion, defense, or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts.

Section 10.10                      WAIVER OF JURY TRIAL.  EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

Section 10.11                      Company Disclosure Letter References.  The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (b) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure. The parties hereto further agree that the disclosure of any matter or item in the Company Disclosure Letter shall not be deemed to constitute an acknowledgement that such matter or item is required to be disclosed therein or is material to a representation or warranty set forth in this Agreement and shall not be used as a basis for interpreting the terms “material,” “materially,” “Company Material Adverse Effect” or any word or phrase of similar import and does not mean that such matter or item would, alone or together with any other matter or item, have a Company Material Adverse Effect.

Section 10.12                      Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

Fortune Solar Holdings Limited
(福清阳控股有限公司)

By:	/s/ Gao Jifan
Name:	Gao Jifan
Title:	Director

Red Viburnum Company Limited
(紫阳红有限公司)

By:	/s/ Gao Jifan
Name:	Gao Jifan
Title:	Director

Trina Solar Limited

By:	/s/ Sean Shao
Name:	Sean Shao
Title:	Member of Special Committee of Board of Directors

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

EXHIBIT A

PLAN OF MERGER

THIS PLAN OF MERGER is made on [•].

BETWEEN

(1)                                 Red Viburnum Company Limited (紫阳红有限公司), an exempted company incorporated under the laws of the Cayman Islands, with its registered office situate at Portcullis TrustNet (Cayman) Ltd., the Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P. O. Box 32052, Grand Cayman, KY1-1208, Cayman Islands (“Mergersub”); and

(2)                                 Trina Solar Limited, an exempted company incorporated under the laws of the Cayman Islands, with its registered office situate at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (“Company” or “Surviving Company” and together with Mergersub, the “Constituent Companies”).

WHEREAS

(a)                                 Mergersub and Company have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated as of [•] made among Fortune Solar Holdings Limited (福清阳控股有限公司), an exempted company with limited liability incorporated under the laws of Cayman Islands, Mergersub and Company, a copy of which is attached as Annex A to this Plan of Merger and under the provisions of Part XVI of the Companies Law (as amended) of the Cayman Islands (the “Companies Law”).  Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

(b)                                 This Plan of Merger is made in accordance with section 233 of the Companies Law.

W I T N E S S E T H:

CONSTITUENT COMPANIES

1.                                      The constituent companies (as defined in the Companies Law) to this Plan of Merger are the Company and Mergersub.

NAME OF THE SURVIVING COMPANY

2.                                      The surviving company (as defined in the Companies Law) is the Surviving Company.

REGISTERED OFFICE

3.                                      The registered office of Mergersub is Portcullis TrustNet (Cayman) Ltd., the Grand Pavilion Commercial Centre, Oleander Way, 802 West Bay Road, P. O. Box 32052,

Grand Cayman, KY1-1208, Cayman Islands and the registered office of the Surviving Company shall be at [•] after the Effective Date (as defined below).

AUTHORISED AND ISSUED SHARE CAPITAL

4.                                      Immediately prior to the Effective Date the authorized share capital of Mergersub was $[•] divided into [•] ordinary shares of $[•] par value per share of which [•] had been issued and fully paid.

5.                                      Immediately prior to the Effective Date the authorized share capital of [Company] was $730,000 divided into 73,000,000,000 shares of $0.00001 par value per share (the “Company Shares”) of which [•] shares had been issued and fully paid.

6.                                      The authorized share capital of the Surviving Company shall be $[•] divided into [•] ordinary shares of $[•] par value per share.

TERMS AND CONDITIONS; SHARE RIGHTS

7.                                      On the Effective Date, each share of a par value of $[•] in the share capital of Mergersub issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and non-assessable share of par value of $[•] in the share capital of the Surviving Company in accordance with the Agreement.

8.                                      On the Effective Date:

(a)                                 each Company Share (other than Excluded Shares) shall be canceled and cease to exist and exchanged for, subject to section 2.7(b) of the Agreement, the right to receive $0.232 in cash without interest;

(b)                                 each Excluded Share (other than Dissenting Shares) shall be cancelled and cease to exist without any conversion thereof or consideration paid or delivered in exchange therefor; and

(c)                                  each Dissenting Share shall be cancelled and cease to exist, in exchange for the right to receive the fair value of such Dissenting Share in accordance with Section 238 of the Companies Law.

9.                                      On the Effective Date (as defined below), the rights and restrictions attaching to the shares of the Surviving Company shall be as set out in the M&A (as defined below).

EFFECTIVE DATE

10.                               In accordance with section 233(13) of the Companies Law, the Merger shall take effect on [DATE] (the “Effective Date”).

PROPERTY

11.                               On the Effective Date the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of

A-ii

each of the Constituent Companies shall immediately vest in the Surviving Company which shall be liable for and subject to, in the same manner as the Constituent Companies, all mortgages, charges, security interests, contracts, obligations, claims, debts and liabilities of each of the Constituent Companies, in accordance with section 236 of the Companies Laws.

MEMORANDUM AND ARTICLES OF ASSOCIATION

12.                               From the Effective Date, the Memorandum of Association and Articles of Association of the Surviving Company shall be amended and restated in the form annexed at Annex B hereto(the “M&A”).

DIRECTORS BENEFITS

13.                               [There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.]

DIRECTORS OF THE SURVIVING COMPANY

14.                               The names and addresses of the directors of the Surviving Company are as follows:

NAME	ADDRESS
[•]	[•]
[•]	[•]
[•]	[•]

SECURED CREDITORS

15.                               (a)                                 The Surviving Company has no secured creditor and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

(b)                                 [The Mergersub has no secured creditor and has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.]

CONSTITUENT COMPANY APPROVALS

16.                               This Plan of Merger has been approved by the board of directors of each Constituent Company pursuant to section 233(3) of the Companies Law.

17.                               This Plan of Merger has been authorised by the shareholder[s] of each Constituent Company pursuant to section 233(6) of the Companies Law.

TERMINATION

18.                               This Plan of Merger may be terminated in accordance with the terms and conditions of the Agreement.

A-iii

GOVERNING LAW

19.                               This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

Each of the undersigned, being a Director of each of the Constituent Companies, has executed this Plan of Merger, which may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument, on the date indicated alongside the name below.

For and on behalf of Red Viburnum Company Limited (紫阳红有限公司):

[Name]                                  Date

Director

For and on behalf of Trina Solar Limited:

[Name]                                  Date

Director

A-iv

ANNEX A

Agreement and Plan of Merger

ANNEX B

Memorandum and Articles of Association of the Surviving Company